Form 10-K405, Exhibit 13
period 1996-06-30
PAREXEL INTERNATIONAL CORP
filed 1996-09-27
CIK 799729

                                                                    EXHIBIT 13.1

                             MANAGEMENT'S DISCUSSION
                            AND ANALYSIS OF FINANCIAL
                              CONDITION AND RESULTS
                                  OF OPERATIONS

OVERVIEW

The Company provides a full spectrum of clinical research and development services on a contract basis to the pharmaceutical, biotechnology and medical device industries. These services are provided to clients on a global basis and include: (i) designing, initiating and monitoring clinical trials; (ii) managing and analyzing clinical data; and (iii) industry consulting services including regulatory affairs, medical writing, performance improvement, training and health economics.

The Company, founded in 1983 as a regulatory consulting firm, has built its business both through internal expansion and acquisitions. In 1988, the Company acquired Consulting Statisticians, Inc., a biostatistics and data management provider specializing in the healthcare industry. In 1989, the Company initiated its international expansion by acquiring the London-based McDonnell Douglas Clinical Trials Analysis Division, a division of McDonnell Douglas Informations Systems Ltd., which provided biostatistics and data management services in Europe. In 1990, PAREXEL acquired Barnett Associates, Inc. to expand the Company's Information Products Division, which offers a range of specialized clinical consulting and training services and related products. In 1991, the Company acquired AFB Arzneimittelforschung GmbH in Berlin, a European contract research organization (CRO) based in Berlin with offices in Frankfurt and Paris.

In June 1996, the Company aquired Caspard Consultants, a Paris-based CRO, and in August 1996 acquired Lansal Pharmaceutics Limited, the largest and oldest CRO in Israel. These acquisitions augment the Company's existing clinical operations and are in line with management's focused international expansion efforts. In June 1996, the Company acquired Sitebase Clinical Systems, a provider of remote data entry (RDE) technology. This acquisition positions the Company as a leading provider of RDE technology which is expected to enhance the quality and timeliness of clinical trial data. In August 1996, the Company also acquired State & Federal Associates, Inc., a Washington D.C.-based provider of consulting services to the healthcare and pharmaceutical industries. The acquisition broadens the Company's portfolio of consulting services, specifically in the area of health economics. These acquisitions are each being accounted for as poolings of interest. The aggregate financial results of the acquired companies are not material to the Company's financial position and results of operations and, therefore, prior periods have not been restated. See Note 4 to the Consolidated Financial Statements for additional information regarding these transactions.

The Company's clinical research and development services contracts are generally fixed price, with some variable components, and range in duration from a few months to several years. A portion of the fee is typically required to be paid at the time the contract is entered into and the balance in installments over the contract's duration, in some cases on a milestone achievement basis. Revenue from the contracts is generally recognized on a percentage of completion basis as work is performed. Most of the Company's contracts are terminable upon 60 to 90 days' notice by the client. Clients terminate or delay contracts for a variety of reasons, including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesired clinical results of the product, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. As is customary in the industry, the Company routinely subcontracts with third party investigators in connection with clinical trials and with other third party service providers for laboratory analysis and other specialized services. These and other reimbursable costs are paid by the Company and reimbursed by clients and, in accordance with industry practice, are included in revenue. Reimbursed costs vary from contract to contract. Accordingly, the Company views net revenue, which consists of gross revenue less reimbursed costs, as its primary measure of revenue growth.

Direct costs consist of compensation and related fringe benefits for project-related employees, other project-related costs not reimbursed and allocated facilities and information systems costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services and advertising costs, as well as allocated costs related to facilities and information systems.

14 PAREXEL INTERNATIONAL CORPORATION

                             MANAGEMENT'S DISCUSSION
                            AND ANALYSIS OF FINANCIAL
                              CONDITION AND RESULTS
                                  OF OPERATIONS

GLOBAL OPERATIONS

The following table sets forth, for fiscal year ended June 30, 1994, 1995 and 1996, net revenue by geographic region as well as the percentage of total net revenue represented by each region (in thousands).

                                         % OF                        % OF                        % OF
                              1994      TOTAL            1995       TOTAL            1996       TOTAL
- -------------------------------------------------------------------------------------------------------
North America             $ 37,111       64.0%       $ 35,037        59.8%       $ 54,179        61.6%
Europe                      20,891       36.0          23,443        40.0          32,834        37.3
Asia-Pacific                    -        -                 93         0.2             993         1.1
- -------------------------------------------------------------------------------------------------------
 Total                    $ 58,002      100.0%       $ 58,573       100.0%       $ 88,006       100.0%
- -------------------------------------------------------------------------------------------------------


The Company's foreign subsidiaries generally enter into contracts denominated in the local currency of the foreign subsidiary. Because the foreign subsidiaries expenses are generally paid in the local currency, such foreign subsidiaries' local currency earnings are not materially affected by fluctuations in exchange rates. However, changes in the exchange rates between these local currencies and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for purposes of reporting the Company's consolidated financial results. In cases where the Company contracts for a multi-country clinical trial and a significant portion of the contract expenses are in a currency other than the contract currency, the Company seeks to contractually shift to its client the effect of fluctuations in the relative values of the contract currency and the currency in which the expenses are incurred. To the extent the Company is unable to shift to its clients the effects of currency fluctuations, these fluctuations could have a material effect on the Company's results of operations. The Company does not currently hedge against the risk of exchange rate fluctuations.

As the Company conducts operations on a global basis, the Company's effective tax rate has depended, and will depend, on the distribution of its revenue among geographic locations with varying tax rates. The Company's results of operations may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of the Company's results of operations among various tax jurisdictions changes the Company's effective tax rate may vary significantly from period to period.

Impact of German Operations

The Company's operations from fiscal 1993 through fiscal 1995 were adversely affected by its German operations. In the wake of uncertainty caused by German healthcare reform in 1993, the Company's German operations experienced a sudden decline in demand for services and an associated decline in net revenue. In response to this revenue decline, the Company consolidated certain facilities and reduced personnel costs in Germany and, as a result, incurred a $3.3 million restructuring charge in the quarter ending March 31, 1993, consisting of $2.4 million, $600,000 and $300,000 for facilities, wages and severance and other operating costs, respectively. As a result of the restructuring, the Company reduced annual facility, personnel and other operating costs by an estimated $1.0 million, $1.0 million and $150,000 respectively.

While the fiscal 1993 restructuring temporarily improved operating margins in fiscal 1994, changes in drug development regulations in Germany and Europe significantly impacted revenues in fiscal 1995. As a result of this development, and in light of past history of poor operating performance, the Company reassessed the recoverability of long-lived assets acquired in the 1991 acquisition of PAREXEL GmbH. As a result of this reassessment, the Company recorded an $11.3 million non-cash charge reflecting the excess of book value of PAREXEL GmbH over their fair value. Of the $11.3 million charge, $9.9 million consisted of goodwill and other intangible assets. See Note 3 entitled Impairment of Long-Lived Assets to the Consolidated Financial Statements for additional information regarding this matter.

                                           PAREXEL INTERNATIONAL CORPORATION 15

                             MANAGEMENT'S DISCUSSION
                            AND ANALYSIS OF FINANCIAL
                              CONDITION AND RESULTS
                                  OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth for the fiscal years indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period.

                                                   PERCENTAGE OF NET REVENUE               PERCENTAGE
                                                     YEAR ENDED JUNE 30,               INCREASE (DECREASE)
                                               1994         1995          1996     1994 to 1995   1995 to 1996
- ---------------------------------------------------------------------------------------------------------------
Net revenue                                   100.0%       100.0%        100.0%         1.0%           50.3%
Costs and expenses:
    Direct costs                               65.9         71.9          68.3         10.2            42.7
    Selling, general and administrative        23.5         22.7          21.6         (2.5)           43.1
Depreciation and amortization                   4.2          3.9           2.7         (7.6)            4.1
Impairment of long-lived assets                --           19.2          --              *               *
- ---------------------------------------------------------------------------------------------------------------
 Income (loss) from operations                  6.4%       (17.7)%         7.4%           *               *
- ---------------------------------------------------------------------------------------------------------------
 * not meaningful

Fiscal Year Ended June 30, 1996 Compared to Fiscal Year Ended June 30, 1995

Net revenue increased by $29.4 million, or 50.3%, from $58.6 million for fiscal 1995 to $88.0 million for fiscal 1996. This net revenue growth was primarily attributable to an increase in the number and average contract value of clinical research projects serviced by the Company, many of which have a multi-national scope.

Direct costs increased by $18.0 million, or 42.7%, from $42.1 million for fiscal 1995 to $60.1 million for fiscal 1996. This increase in direct costs was due to the increase in the number of project-related personnel, facilities, and information system costs necessary to support the increased level of operations. Direct costs as a percentage of net revenue decreased from 71.9% for fiscal 1995 to 68.3% for fiscal 1996, primarily due to improved workforce and facility utilization.

Selling, general and administrative expenses increased by $5.7 million, or 43.1%, from $13.3 million for fiscal 1995 to $19.0 million for fiscal 1996. This increase was primarily due to increased costs associated with additional administrative personnel, greater hiring and selling costs, and additional facilities to support the Company's growth and operation as a publicly held company. Selling, general and administrative expenses as a percentage of net revenue decreased from 22.7% for fiscal 1995 to 21.6% for fiscal 1996, primarily due to leveraging of infrastructure over an expanded revenue base.

Depreciation and amortization expense increased $92,000, or 4.1%, from $2.2 million for fiscal 1995 to $2.3 million for fiscal 1996. The change resulted from an increase in depreciation associated with increased capital expenditures, offset by a decrease in depreciation and amortization due to the write-down of impaired long-lived assets of the Company's German operations. Depreciation and amortization expense in fiscal 1995 includes approximately $588,000 related to long-lived assets which were written-down and did not recur in fiscal 1996.

Income from operations for fiscal 1996 was $6.5 million, compared to a loss from operations of $10.4 million for fiscal 1995. Results for fiscal 1995 included an $11.3 million non-cash charge related to the write-down of impaired long-lived assets of the Company's German operations. Income from operations for fiscal 1995, excluding the impact of the asset impairment charge, was approximately $303,000.

Interest income increased by $1.1 million from $213,000 for fiscal 1995 to $1.3 million for fiscal 1996. This increase resulted from higher average balances of cash and investments due primarily to proceeds from the Company's public offerings in November 1995 and March 1996.

The Company's effective income tax rate was 39.9% for fiscal 1996. The effective tax rate in fiscal 1995, excluding the effect of the $11.3 million non-cash, non-deductible write-down due to the impairment of long-lived assets, would have been 89.4%. The effective income tax rate may vary with changes in the mix of taxable income from the different geographic jurisdictions in which the Company operates.


16 PAREXEL INTERNATIONAL CORPORATION

                             MANAGEMENT'S DISCUSSION
                            AND ANALYSIS OF FINANCIAL
                              CONDITION AND RESULTS
                                  OF OPERATIONS

Fiscal Year Ended June 30, 1995 Compared to Fiscal Year Ended June 30, 1994


Net revenue increased by $571,000, or 1.0%, from $58.0 million for fiscal 1994 to $58.6 million for fiscal 1995. This increase was due to an increase of $2.6 million in net revenue from European operations, partially offset by a decrease of $2.1 million in net revenue from North American operations. The increase in European net revenue was primarily due to the weakening of the dollar and, to a lesser extent, to an increase in clinical research contract volume in all areas in Europe other than Germany, which experienced a decline in net revenue. The decline in net revenue from North America was primarily due to reduced revenues from the Company's data management operation, which substantially completed work on a number of large contracts during fiscal 1994 that were not replaced in fiscal 1995.

Direct costs increased by $3.9 million, or 10.2%, from $38.2 million for fiscal 1994 to $42.1 million for fiscal 1995. Substantially all of the increase in direct costs was due to increased expenses associated with European operations. The increase in direct costs in Europe was primarily due to the hiring of additional project-related personnel and expansion of facilities in the United Kingdom and France. The weakening of the dollar also contributed to the increase of direct costs in Europe. Direct costs as a percentage of net revenue increased from 65.9% in fiscal 1994 to 71.9% in fiscal 1995. This increase was primarily due to the increased costs incurred in Europe, where direct costs increased as a percentage of net revenue from 65.5% in fiscal 1994 to 75.4% in fiscal 1995 and to a decline in net revenue in North America, where direct costs remained flat against lower net revenue, resulting in an increase in direct costs as a percentage of net revenue from 66.2% in fiscal 1994 to 69.8% in fiscal 1995.

Selling, general and administrative expenses decreased by $337,000, or 2.5%, from $13.6 million in fiscal 1994 to $13.3 million in fiscal 1995. The decrease in selling, general and administrative expenses was primarily due to savings in Europe as a result of a more effective deployment of employee and facility resources in the United Kingdom and Germany, partially offset by the weakness of the dollar. Due to these factors, selling, general and administrative expenses as a percentage of net revenue decreased from 23.5% for fiscal 1994 to 22.7% in fiscal 1995.

Depreciation and amortization expenses decreased by $184,000, or 7.6%, from $2.4 million in fiscal 1994 to $2.3 million in fiscal 1995. This decrease was primarily due to a reduction in depreciation and amortization expense from fully amortized intangible assets and the write-down of impaired long-lived assets, offset in part by the weakness of the dollar. Fiscal 1995 includes only six months of depreciation and amortization, or approximately $588,000, resulting from the 1991 acquisition of PAREXEL GmbH, due to the impairment charge in the third quarter.

Other income (expense), net changed from an expense of $375,000 in fiscal 1994 to income of $14,000 in fiscal 1995. The change was primarily due to the incurrence in fiscal 1994 of approximately $450,000 related to the Company's postponed fiscal 1994 initial public offering.

The effective tax rate in fiscal 1995, excluding the effect of the $11.3 million non-cash, non-deductible write-down due to the impairment of long-lived assets, would have been 89.4%, compared to an effective rate of 45.0% in fiscal 1994. In fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the cumulative effect of which increased net income by $500,000 in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has primarily financed its operations and growth, including acquisition costs, with cash flow from operations and the proceeds from the sale of equity securities. Investing activities primarily reflect capital expenditures for information systems enhancements and net purchases of marketable securities.

The Company's clinical research and development contracts are generally fixed price with some variable components, and range in duration from a few months to several years. The cash flows from contracts typically consists of a down payment required to be paid at the time the contract is entered into and the balance in installments over the contract's duration, in some cases on a milestone achievement basis. Revenue from contracts is generally recognized on a percentage completion basis as the work is performed. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue


                                            PAREXEL INTERNATIONAL CORPORATION 17

                             MANAGEMENT'S DISCUSSION
                            AND ANALYSIS OF FINANCIAL
                              CONDITION AND RESULTS
                                  OF OPERATIONS

recognized on contracts. The Company's cash flow is influenced by the changes in levels of billed and unbilled accounts receivable, net of amounts advance billed representing unearned revenue. As a result, the number of days outstanding in accounts receivable, net of advance billings, and the related dollar values of these accounts can vary due to the achievement of contractual milestones and the timing and size of cash receipts. The number of days revenue outstanding, net of advance billings, was 47 days at June 30, 1996, up from 40 days at June 30, 1995. Accounts receivable, net of the allowance for doubtful accounts, increased from $24.7 million at June 30, 1995 to $39.3 million at June 30, 1996 while advance billings increased from $14.0 million at June 30, 1995 to $20.0 million at June 30, 1996, both consistent with the growth in revenues in fiscal 1996.

Unrestricted cash and cash equivalents increased by $10.9 million during fiscal 1996 as a result of $6.5 million and $40.5 million in cash provided by operating and financing activities, respectively, offset by $32.8 million in cash used for investing activities and an $155,000 unfavorable effect of exchange rate changes. Net cash provided by operating activities resulted primarily from net income, excluding non-cash expenses, of $6.9 million and increases in advance billings, accounts payable and other current liabilities of $6.4 million, $4.6 million and $3.3 million, respectively. Cash used by operating activities included an increase in accounts receivable of $15.1 million.

Financing activities consisted primarily of net proceeds of approximately $21.2 million from the Company's initial public offering of 1,600,000 shares of common stock in November 1995, and net proceeds of approximately $15.7 million from the Company's follow-on public offering of 500,000 shares of common stock in March 1996.

Investing activities consisted of net purchases of marketable securities of $27.8 million and capital expenditures. The Company has invested approximately $5.0 million in fiscal 1996 for capital expenditures related to facility expansion and investments in information technology and expects to invest approximately $8 million to $10 million in the next twelve months.

The Company has domestic and foreign lines of credit with banks totalling approximately $6.4 million, and a capital lease line of credit with a U.S. bank for $2.4 million. At June 30, 1996 the Company had approximately $7.6 million in available credit under these arrangements.

The Company's primary short-term and long-term cash needs are for the payment of the salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures and facility-related expenses. The Company believes that its existing capital resources, together with cash flows from operations and borrowing capacity under existing lines of credit, will be sufficient to meet its foreseeable cash needs. In the future the Company will consider acquiring businesses to enhance its service offerings, therapeutic base and global presence. Any such acquisitions may require additional external financing, and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Company.

The statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements which involve risks and uncertainties. The Company's actual experience may differ materially from that discussed above. Factors that might cause such a difference include, but are not limited to, the loss or delay of large contracts; the Company's dependence on certain industries and clients and government regulation of such industries and clients; competition or consolidation within the industry, as well as those discussed in "Risk Factors" in the Company's Annual Report on Form 10-K.

INFLATION

The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial conditions.

RECENTLY ISSUED ACCOUNTING STANDARDS

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). The Company has elected to adopt FAS 123 in fiscal 1997 through disclosure only.

18 PAREXEL INTERNATIONAL CORPORATION

                             CONSOLIDATED STATEMENT
                                 OF OPERATIONS

                                                                             FOR THE YEAR ENDED JUNE 30,
(in thousands, except per share data)                                   1994            1995            1996
- ------------------------------------------------------------------------------------------------------------------
Revenue                                                              $ 69,646        $ 79,928        $ 121,869
Reimbursed costs                                                      (11,644)        (21,355)         (33,863)
- ------------------------------------------------------------------------------------------------------------------
NET REVENUE                                                            58,002          58,573           88,006
- ------------------------------------------------------------------------------------------------------------------
Costs and expenses:
    Direct costs                                                       38,244          42,140           60,141
    Selling, general and administrative                                13,631          13,294           19,027
    Depreciation and amortization                                       2,435           2,251            2,343
    Impairment of long-lived assets                                      --            11,253             --
- ------------------------------------------------------------------------------------------------------------------
                                                                       54,310          68,938           81,511
- ------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                                           3,692         (10,365)           6,495

Interest income                                                           250             213            1,297
Interest expense                                                          (71)           (172)            (162)
Other income (expense), net                                              (375)             14               22
- ------------------------------------------------------------------------------------------------------------------
                                                                         (196)             55            1,157
- ------------------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes and
    cumulative effect of accounting change                              3,496         (10,310)           7,652
Provision for income taxes                                              1,573             320            3,053
- ------------------------------------------------------------------------------------------------------------------
Net income (loss) before cumulative
    effect of accounting change                                         1,923         (10,630)           4,599
Cumulative effect of change
    in accounting for income taxes                                        500            --               --
- ------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                    $  2,423        $(10,630)       $   4,599
- ------------------------------------------------------------------------------------------------------------------
Net income (loss) per share:
    Before cumulative effect of accounting change                    $   0.35        $ (12.61)       $    0.68
    Cumulative effect of change in accounting for income taxes           0.09            --               --
- ------------------------------------------------------------------------------------------------------------------
Net income (loss) per share                                          $   0.44        $ (12.61)       $    0.68
- ------------------------------------------------------------------------------------------------------------------
Weighted average common and common
    equivalent shares outstanding                                       5,747             843            6,780
- ------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

                     PAREXEL INTERNATIONAL CORPORATION  19

                                  CONSOLIDATED
                                 BALANCE SHEET

                                                                                           JUNE 30,
(in thousands, except share data)                                                    1995             1996
- ---------------------------------------------------------------------------------------------------------------
 ASSETS

 Current assets:
    Cash and cash equivalents:
       Unrestricted                                                              $   5,315        $  16,243
       Restricted                                                                    1,360              858
    Marketable securities                                                            1,500           29,319
    Accounts receivable, net                                                        24,675           39,277
    Other current assets                                                             4,003            6,905
- ---------------------------------------------------------------------------------------------------------------
       Total current assets                                                         36,853           92,602

Property and equipment, net                                                          4,671            8,193
Other assets                                                                         1,726            1,606
- ---------------------------------------------------------------------------------------------------------------
                                                                                 $  43,250        $ 102,401
- ---------------------------------------------------------------------------------------------------------------


 LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities:
    Current maturities of long-term debt                                         $     692        $     762
    Accounts payable                                                                 2,466            7,003
    Advance billings                                                                14,032           20,008
    Other current liabilities                                                        8,089           11,401
- ---------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                    25,279           39,174
Long-term debt                                                                         633              360
Other liabilities                                                                    1,814            1,655
- ---------------------------------------------------------------------------------------------------------------
       Total liabilities                                                            27,726           41,189
- ---------------------------------------------------------------------------------------------------------------
Commitments and contingencies

Stockholders' equity:
    Convertible preferred stock - $.01 par value                                    23,683             --
    Common stock - $.01 par value; shares authorized:
       6,684,077 at June 30, 1995 and 25,000,000 at June 30, 1996;
       shares issued: 858,364 at June 30, 1995 and 7,827,110 at
       June 30, 1996; shares outstanding: 843,658 at June 30, 1995
       and 7,812,404 at June 30, 1996                                                    9               78
    Additional paid-in capital                                                         406           66,291
    Accumulated deficit                                                             (8,826)          (5,199)
    Stock subscriptions receivable                                                    (157)            --
    Cumulative translation adjustment                                                  409               42
- ---------------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                   15,524           61,212
- ---------------------------------------------------------------------------------------------------------------
                                                                                 $  43,250        $ 102,401
- ---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

20 PAREXEL INTERNATIONAL CORPORATION

                           CONSOLIDATED STATEMENT OF

                              STOCKHOLDERS' EQUITY

                                               CONVERTIBLE
                                              PREFERRED STOCK                            COMMON STOCK                  RETAINED
                                           -----------------------           ------------------------------------
                                                                                                       ADDITIONAL       EARNINGS
                                            NUMBER         ISSUANCE            NUMBER        PAR         PAID-IN     (ACCUMULATED
(in thousands, except shares)              OF SHARES      PRICE, NET         OF SHARES      VALUE        CAPITAL        DEFICIT)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993                   2,101,044        $ 22,550           721,045        $ 7       $    203        $   (619)

Issuance of convertible preferred
    stock upon exercise of warrants          226,700           1,133
Issuance of common stock upon
    exercise of stock options                                                  102,000          1             75
Income tax benefit from exercise
    of stock options                                                                                          80
Proceeds from stock subscriptions
    receivable
Foreign currency translation
Net income                                                                                                                 2,423
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                   2,327,744          23,683           823,045          8            358           1,804

Issuance of common stock upon
    exercise of stock options                                                   21,986          1             65
Repurchase of common shares                                                     (1,373)                      (17)
Proceeds from stock subscriptions
    receivable
Foreign currency translation
Net loss                                                                                                                 (10,630)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995                   2,327,744          23,683           843,658          9            406          (8,826)

Issuance of convertible preferred
    stock upon exercise of warrants          176,887           1,769
Proceeds from stock subscriptions
    receivable
Conversion of preferred stock
    into common upon initial
    public offering                       (2,504,631)        (25,452)        4,478,008         44         25,408
Payment of accrued preferred
    stock dividends                                                                                                         (940)
Net proceeds from public offerings                                           2,100,000         21         36,866
Issuance of common stock upon
    exercise of stock options                                                  309,920          3            408
Acquisitions (Note 4)                                                           80,818          1            145             (76)
Income tax benefit from exercise
    of stock options                                                                                       3,058
Net unrealized gain on marketable
    securities                                                                                                                44
Foreign currency translation
Net income                                                                                                                 4,599
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1996                      --                --           7,812,404        $78       $ 66,291        $ (5,199)
- -----------------------------------------------------------------------------------------------------------------------------------


                                          STOCK      CUMULATIVE        TOTAL
                                      SUBSCRIPTIONS  TRANSLATION   STOCKHOLDERS'
                                        RECEIVABLE   ADJUSTMENT       EQUITY
- ---------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993                  $(148)       $(146)       $ 21,847

Issuance of convertible preferred
    stock upon exercise of warrants         (33)                       1,100
Issuance of common stock upon
    exercise of stock options                                             76
Income tax benefit from exercise
    of stock options                                                      80
Proceeds from stock subscriptions
    receivable                               18                           18
Foreign currency translation                            (308)           (308)
Net income                                                             2,423
- ---------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                   (163)        (454)         25,236

Issuance of common stock upon
    exercise of stock options                                             66
Repurchase of common shares                                              (17)
Proceeds from stock subscriptions
    receivable                                6                            6
Foreign currency translation                             863             863
Net loss                                                             (10,630)
- ---------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995                   (157)         409          15,524

Issuance of convertible preferred
    stock upon exercise of warrants                                    1,769
Proceeds from stock subscriptions
    receivable                              157                          157
Conversion of preferred stock
    into common upon initial
    public offering                                                        _
Payment of accrued preferred
    stock dividends                                                     (940)
Net proceeds from public offerings                                    36,887
Issuance of common stock upon
    exercise of stock options                                            411
Acquisitions (Note 4)                                                     70
Income tax benefit from exercise
    of stock options                                                   3,058
Net unrealized gain on marketable
    securities                                                            44
Foreign currency translation                            (367)           (367)
Net income                                                             4,599
- ---------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1996                    --         $  42        $ 61,212
- ---------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                            PAREXEL INTERNATIONAL CORPORATION 21

                             CONSOLIDATED STATEMENT
                                 OF CASH FLOWS

                                                                                        FOR THE YEAR ENDED JUNE 30,
 (in thousands)                                                                    1994            1995             1996
- ----------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                            $ 2,423        $(10,630)       $   4,599
    Adjustments to reconcile net income (loss) to net
      cash provided (used) by operating activities:
       Depreciation and amortization                                               2,435           2,251            2,343
       Restructuring transactions                                                 (1,959)           (683)            (135)
       Impairment of long-lived assets                                              --            11,253             --
       Change in assets and liabilities, net of effects from acquisitions:
         Restricted cash                                                            (282)           (929)             502
         Accounts receivable, net                                                 (6,309)           (281)         (15,086)
         Other current assets                                                       (366)         (1,395)              54
         Other assets                                                               (531)            (79)            (144)
         Accounts payable                                                         (1,573)            256            4,605
         Advance billings                                                            350           3,953            6,383
         Other current liabilities                                                 1,867           1,932            3,347
         Other liabilities                                                          (239)             56              (18)
- ----------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                                  (4,184)          5,704            6,450
- ----------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of marketable securities                                            (2,787)         (3,510)        (131,903)
    Proceeds from sale of marketable securities                                    4,303           2,710          104,128
    Cash related to acquisition activities                                          (100)           --                 52
    Purchase of property and equipment                                            (1,979)         (1,460)          (5,039)
- ----------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                               (563)         (2,260)         (32,762)
- ----------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of convertible preferred stock                          1,100            --              1,769
    Proceeds from issuance of common stock                                            76              66           37,298
    Cash received from stock subscriptions                                            18               6              157
    Payments to acquire treasury stock                                              --               (17)            --
    Repayments of long-term debt                                                    (510)           (684)            (889)
    Dividends on convertible preferred stock                                        --              --               (940)
- ----------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                     684            (629)          37,395
- ----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on unrestricted cash and cash equivalents            (24)            134             (155)
- ----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in unrestricted cash and cash equivalents                 (4,087)          2,949           10,928
Unrestricted cash and cash equivalents at beginning of period                      6,453           2,366            5,315
- ----------------------------------------------------------------------------------------------------------------------------
Unrestricted cash and cash equivalents at end of period                          $ 2,366        $  5,315        $  16,243
- ----------------------------------------------------------------------------------------------------------------------------
 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
       Interest                                                                  $    83        $    179        $     165
       Income taxes                                                              $ 1,237        $    565        $   1,649
 SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
    Property and equipment acquired under capital lease obligations              $   666        $  1,265        $     536
    Income tax benefit from exercise of stock options                            $    80            --          $   3,058

The accompanying notes are an integral part of the consolidated financial statements

22  PAREXEL INTERNATIONAL CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE BUSINESS

PAREXEL International Corporation (the Company) is a leading contract research organization (CRO), providing clinical research and development services to the worldwide pharmaceutical, biotechnology and medical device industries. The Company designs, initiates and monitors clinical trials, manages and analyzes clinical data, assists with regulatory affairs and offers other related services and products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of PAREXEL International Corporation and its wholly-owned domestic and foreign subsidiaries. The Company's German and French subsidiaries operate on a fiscal year which ends May 31. All significant intercompany accounts and transactions have been eliminated.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Revenue

Fixed price contract revenue is recognized using the percentage of completion method based on the ratio that costs incurred to date bear to estimated total costs at completion. Revenue from other contracts is recognized as services are provided. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract cost estimates are made in the periods in which the facts which require the revisions become known. When the revised estimate indicates a loss, such loss is provided for currently in its entirety. "Unbilled accounts receivable" represents revenue recognized in excess of amounts billed. "Advance billings" represents amounts billed in excess of revenue recognized.

Investigator Fees

Investigator fees are accrued as investigator services are rendered. The timing of payments to investigators is determined by reference to predetermined contractual arrangements, which may differ from the accrual of the expense. Payments to investigators in excess of amounts accrued are classified as prepaid expenses included in other current assets and accrued expenses in excess of amounts paid are classified as other current liabilities.

Cash, Cash Equivalents, Marketable Securities and Financial Instruments

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows. Marketable securities include securities purchased with original maturities of greater than three months. Cash equivalents and marketable securities are classified as available-for-sale and are carried at fair market value, and any unrealized gains or losses are recorded as part of stockholders' equity. Restricted cash consists of advances and deposits from customers subject to certain restrictions.

The Company occasionally purchases securities with seven-day put options which allow the Company to sell the underlying securities in seven days at par value. The Company uses these derivative financial instruments on a limited basis to shorten contractual maturity dates, thereby managing interest rate risk. At June 30, 1996, approximately $1.0 million of securities were subject to seven-day put options. The Company does not hold derivative instruments for trading purposes.



                                            PAREXEL INTERNATIONAL CORPORATION 23

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk include trade accounts receivable. However, such risk is limited due to the large number of clients and their international dispersion. In addition, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations. No single customer accounted for more than 10% of the Company's consolidated net revenue for the years ended June 30, 1994, 1995 or 1996.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lease term. Repair and maintenance costs are charged to expense as incurred.

Intangible Assets

Intangible assets consist principally of goodwill, customer lists, covenants not to compete, and other intangible assets attributable to businesses acquired. Goodwill represents the excess of the cost of businesses acquired over the fair value of the related net assets at the date of acquisition. Goodwill and other intangible assets are amortized using the straight-line method over five to ten years.

Impairment of Long-Lived Assets

The Company periodically assesses the recoverability of the carrying amount of long-lived assets, including intangible assets. A loss is recognized when expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset. The amount of the impairment loss is determined as the difference by which the carrying amount of the asset exceeds the fair value of the asset.

Income Taxes

Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109) prospectively. FAS 109 requires the recognition of deferred tax assets (representing future tax benefits) attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities and to operating loss carryforwards to the extent that realization of these benefits is more likely than not. The cumulative effect of the Company's adoption of FAS 109 increased net income by $500,000 for the year ended June 30, 1994, and primarily related to the future tax benefit of temporary differences within the North American operations.

Foreign Currency

Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated net translation adjustments are included in stockholders' equity. Realized gains and losses recorded in the statement of operations were not material.

Net Income (Loss) Per Share

Net income (loss) per share is calculated based on the weighted average number of common shares and common equivalent shares assumed outstanding during the period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, certain common and common equivalent shares issued by the Company during the twelve months immediately preceding the initial filing of the registration statement relating to the Company's initial public offering have been included in the calculation of weighted average shares, using the treasury stock method and an assumed initial public offering price of $14 per share, as if these shares were outstanding for all periods prior to the initial public offering.



24 PAREXEL INTERNATIONAL CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


Recently Issued Accounting Standards

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). The Company has elected to adopt FAS 123 in fiscal 1997 through disclosure only.

NOTE 3 - IMPAIRMENT OF LONG-LIVED ASSETS

In fiscal 1991, PAREXEL acquired AFB Arzneimittelforschung GmbH, (which was subsequently renamed PAREXEL GmbH), a contract research organization headquartered in Germany, in exchange for $3.9 million of cash, Convertible Preferred Stock then valued at $1.3 million and the assumption of $16.1 million of liabilities. Since it was acquired, PAREXEL GmbH's financial performance has fallen below management's expectations and experienced a declining revenue base.

In fiscal 1993, the Company recorded a charge aggregating $3.3 million with respect to a plan to restructure its German operations. The plan primarily involved the physical consolidation of several operating groups within two facilities and a reduction in employee headcount. The charge included lease abandonment costs, write-offs of leasehold improvements, severance payments and other expenses directly associated with the restructuring plan. There were no material changes in estimates included in this charge, and at June 30, 1996 these actions were complete.

As a result of the restructuring effort in fiscal 1993, management budgeted positive operating results that supported the realization of the related net assets. However, in the third quarter of fiscal 1995, PAREXEL GmbH's operations suffered a further decline in net revenue resulting in a net loss for the period. Also during the third quarter, drug development regulations in Germany and Europe were modified, and further changes were being contemplated, all of which were expected to have a detrimental impact on PAREXEL GmbH's operations.

Considering the cumulative impact of the above-described factors, management updated its assessment of the realizability of the long-lived assets of PAREXEL GmbH as of the third quarter of fiscal 1995.

In accordance with its accounting policy for impaired long-lived assets, management prepared a forecast of PAREXEL GmbH's expected future cash flows on an undiscounted basis and without interest charges. This forecast was based on assumptions developed by management using PAREXEL GmbH's historical experience as well as the best estimate of future trends and events. In the short-term, management had forecasted declining revenue in certain of PAREXEL GmbH's operations in recognition of the current business environment within Germany. In the longer-term, management's assumptions reflected a stabilization of the revenue base, followed by a period of moderate revenue and expense growth (approximately 4% annually). The sum of the forecasted cash flows from management's model was less than the carrying amount of PAREXEL's investment in PAREXEL GmbH.

To assess the fair value of PAREXEL GmbH, the Company retained a valuation expert. A discounted cash flow valuation technique was utilized with a discount rate of approximately 19.5% based upon PAREXEL GmbH's calculated cost of capital. The results of this calculation indicated a de minimus valuation and accordingly, in the third quarter of fiscal 1995, the Company recorded an impairment loss on long-lived assets of $11.3 million; comprising $8.7 million in goodwill, $1.4 million in fixed assets and $1.2 million in identifiable intangible assets.


                                            PAREXEL INTERNATIONAL CORPORATION 25

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


NOTE 4 - ACQUISITIONS

On June 28, 1996, the Company acquired, in separate transactions, Sitebase Clinical Systems, Inc., (Sitebase), a provider of remote data entry technology, and Caspard Consultants (Caspard), a Paris-based biostatistical and data management consulting company. The Company issued a total of 80,818 shares of common stock in exchange for all of the outstanding shares of Sitebase and Caspard. Both of these transactions are being accounted for as poolings of interest. The aggregate historical results of operations and financial position of Sitebase and Caspard are not material to the Company's consolidated financial statements. Therefore, prior period amounts have not been restated and results of operations have been included since the date of acquisition.

On August 16, 1996, the Company acquired Lansal Clinical Pharmaceutics Limited (Lansal), a contract research organization in Israel. On August 22, 1996, the Company acquired State and Federal Associates, Inc. (S&FA), a strategic healthcare consulting organization located in Washington D.C. Both of these transactions are being accounted for as poolings of interest. The Company issued 504,152 shares of common stock in exchange for all of the outstanding shares of Lansal and S&FA. The aggregate historical results of operations and financial position of Lansal and S&FA are not material to the Company's consolidated financial statement. Therefore, prior period amounts will not be restated and results of operations will be included prospectively from the date of acquisition.

Pro forma results of the Company, assuming the above acquisitions were made at the beginning of each period presented, would not be materially different from the actual results reported.

NOTE 5 - INVESTMENTS

Available-for-sale securities included in cash and cash equivalents as of June 30, 1995 and 1996 consisted of the following:

(in thousands)                         1995            1996
- -----------------------------------------------------------
Money market                         $    -         $ 2,492
Municipal securities                      -          10,000
Repurchase agreements                 2,191           1,141
- -----------------------------------------------------------
                                     $2,191         $13,633
- -----------------------------------------------------------


Available-for-sale securities included in marketable securities at June 30, 1995 consisted of $1.5 million of municipal securities (which are carried at fair market value which approximates cost). Available-for-sale securities included in marketable securities at June 30, 1996 consisted of the following:

                                 AMORTIZED          UNREALIZED            FAIR
(in thousands)                        COST     GAINS        LOSSES       VALUE
- ------------------------------------------------------------------------------
Municipal securities               $16,972       $ 3          $(34)    $16,941
Federal Government securities       10,344        66            (1)     10,409
Corporate debt securities            1,959        10             -       1,969
- ------------------------------------------------------------------------------
                                   $29,275       $79          $(35)    $29,319
- ------------------------------------------------------------------------------

The contractual maturity of available-for-sale securities at June 30, 1996 was $39.5 million within one year, $2.8 million over one year and less than five years, and $700,000 over five years. Proceeds from the maturities and sales of available-for-sale securities amounted to approximately $568.1 million for the year ended June 30, 1996 and $2.7 million for the year ended June 30, 1995. Purchases amounted to approximately $607.4 million for the year ended June 30, 1996 and $3.5 million for the year ended June 30, 1995. Gains and losses realized upon the sale of securities (the cost of which is based upon the specific identification method) were not significant.



26 PAREXEL INTERNATIONAL CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



NOTE 6 - ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 1995 and 1996 consisted of the following:

(in thousands)                                         1995            1996
- ---------------------------------------------------------------------------
Billed                                              $14,081         $21,286
Unbilled                                             11,868          19,490
Allowance for doubtful accounts                      (1,274)         (1,499)
- ---------------------------------------------------------------------------
                                                    $24,675         $39,277
- ---------------------------------------------------------------------------

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment at June 30, 1995 and 1996 consisted of the following:

(in thousands)                                         1995            1996
- ---------------------------------------------------------------------------
Computer and office equipment                       $ 6,807         $10,527
Computer software                                     1,061           1,725
Furniture and fixtures                                2,117           3,058
Leasehold improvements                                  394             652
                                                     10,379          15,962
- ---------------------------------------------------------------------------
Less accumulated depreciation and amortization        5,708           7,769
- ---------------------------------------------------------------------------
                                                    $ 4,671         $ 8,193
- ---------------------------------------------------------------------------

Included in the above amounts is computer and office equipment acquired under capital lease obligations of approximately $3.0 million and $3.6 million at June 30, 1995 and 1996, respectively. Accumulated depreciation on computer and office equipment under capital leases totalled approximately $1.3 million and $1.8 million at June 30, 1995 and 1996, respectively.

Depreciation and amortization expense relating to property and equipment was approximately $1.5 million, $1.7 million and $2.1 million for the years ended June 30, 1994, 1995 and 1996, respectively, of which $286,000, $427,000 and
$634,000 related to amortization of property and equipment under capital leases.

NOTE 8 - OTHER CURRENT LIABILITIES

Other current liabilities at June 30, 1995 and 1996 consisted of the following:

(in thousands)                                         1995            1996
- ---------------------------------------------------------------------------
Accrued compensation and withholdings                $2,068         $ 4,281
Accrued investigator fees                             1,608           1,565
Other                                                 4,413           5,555
- ---------------------------------------------------------------------------
                                                     $8,089         $11,401
- ---------------------------------------------------------------------------


NOTE 9 - CREDIT ARRANGEMENTS

The Company has domestic and foreign line of credit arrangements with banks totalling approximately $6.4 million. The lines are collateralized by accounts receivable, are payable on demand and bear interest at the local bank base or money market rate, plus 1% to 3% (resulting in interest rates ranging from 5.5% to 9.25% at June 30, 1996). The lines of credit expire at various dates through December 1996 and are renewable. There were no amounts outstanding under these lines of credit at June 30, 1996.

                                            PAREXEL INTERNATIONAL CORPORATION 27

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



The Company has a $2.4 million capital lease line of credit with a U.S. bank for the financing of property and equipment. This line is collateralized by property and equipment. Borrowings under this line are payable over a three-year term with interest fixed at the five-year U.S. Treasury note rate plus 2.5% (for a total interest rate of 9.2% at June 30, 1996) and are included in long-term debt. This line of credit expires on November 30, 1998 and is renewable annually. Available capacity under this line was approximately $1.2 million at June 30, 1996.

Long-term debt at June 30, 1995 and 1996 consisted of borrowings under the capital lease line. The fair value of debt is estimated based on the market value for similar debt and approximates carrying value at June 30, 1995 and 1996. Aggregate lease obligations bear a weighted average interest rate of approximately 7.9% at June 30, 1996. Long-term debt matures as follows: $762,000 in fiscal 1997, $333,000 in fiscal 1998 and $27,000 in fiscal 1999.

NOTE 10 - STOCKHOLDERS' EQUITY

On November 22, 1995 the Company sold 1.6 million shares of common stock to the public in the Company's initial public offering at a price of $15 per share. Proceeds to the Company, net of offering expenses, amounted to $21.2 million. Upon closing of the initial public offering, the Company received $157,000 in repayment of stock subscriptions receivable, $1.8 million of proceeds from the exercise of preferred stock warrants and all of the preferred stock automatically converted into a total of 4,478,008 shares of common stock. In addition, the Company paid cumulative dividends to preferred stockholders of approximately $940,000.

On March 1, 1996, an additional 500,000 shares of the Company's common stock were sold by the Company to the public at a price per share of $33.75. Proceeds to the Company, net of offering expenses, amounted to $15.7 million.

At June 30, 1996 there were 5,000,000 shares of preferred stock, $0.01 per share, authorized, but none were issued or outstanding. Preferred stock may be issued at the discretion of the Board of Directors of the Company (without stockholder approval) with such designations, rights and preferences, including voting rights, dividend rights and rates and terms of redemption, as the Board of Directors may determine from time to time.

At June 30, 1994, the Company held 13,333 shares of common stock in treasury, at a cost per share of $0.01. During the year ended June 30, 1995, 1,373 common shares were repurchased at a cost per share of $12.50. There were 14,706 shares of common stock held in treasury at June 30, 1995 and 1996.

NOTE 11 - STOCK AND EMPLOYEE BENEFIT PLANS

Common Stock Options

The Company's 1986 Incentive Stock Option Plan, 1987 Stock Plan and 1989 Stock Plan (collectively, the Plans) provide for the granting of incentive and non-qualified stock options for the purchase of shares of common stock, and awards and sales of common stock, to directors, officers, employees and consultants, depending upon the provisions of the plan. An aggregate of 638,000 shares of common stock was originally reserved for issuance under the Plans. In September 1995 the Company adopted the 1995 Stock Plan (the 1995 Plan), which provides for the issuance of options to purchase up to 500,000 shares of common stock to employees, officers, consultants and advisors of the Company. The Compensation Committee of the Company's Board of Directors determines the type of grant, option exercise price per share, the vesting period (generally four to five years), and the expiration date at the date of grant.

In September 1995, the Company adopted the 1995 Non-Employee Director Stock Option Plan (Director Plan). The Director Plan provides for the grant of options to purchase up to 300,000 shares of common stock of the Company to non-employee directors. An aggregate of 86,500 options were granted on November 21, 1995, the effective date of the Company's initial public offering, at an exercise price equal to the initial public offering price of $15.00 per share. The options became exercisable on the first succeeding June 30th after the effective date. All other options become exercisable in three equal annual installments beginning on the first anniversary of the date of grant, subject to specified meeting attendance requirements.


28 PAREXEL INTERNATIONAL CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



In addition to plan options granted, the Company granted at various dates prior to 1989 options to purchase an aggregate of 86,300 shares of common stock at prices ranging from $0.35 to $0.75 not pursuant to any plan. During the year ended June 30, 1994, the Company granted additional options to purchase 40,000 shares of common stock not pursuant to any plan. These options vest over a three year period and have an exercise price of $12.50 per share.

Aggregate stock option activity during fiscal 1994, 1995 and 1996 was as follows:

                                                   OPTIONS         EXERCISE PRICE
- ----------------------------------------------------------------------------------
Outstanding at June 30, 1993                       741,022        $ 0.25 -- $12.50
   Granted                                          95,300                   12.50
   Canceled                                        (11,500)         0.60 --  12.50
   Exercised                                      (102,000)         0.60 --   0.75
- ----------------------------------------------------------------------------------
Outstanding at June 30, 1994                       722,822        $ 0.25 -- $12.50
   Granted                                          12,000                   12.50
   Canceled                                        (75,383)         3.00 --  12.50
   Exercised                                       (21,986)                   3.00
- ----------------------------------------------------------------------------------
Outstanding at June 30, 1995                       637,453        $ 0.25 -- $12.50
   Granted                                         419,000         12.50 --  47.50
   Canceled                                        (26,073)         3.00 --  15.00
   Exercised                                      (309,920)         0.25 --  10.00
- ----------------------------------------------------------------------------------
Outstanding at June 30, 1996                       720,460        $ 0.35 -- $47.50
- ----------------------------------------------------------------------------------
Exercisable at June 30, 1996                       393,757        $ 0.35 -- $19.38
- ----------------------------------------------------------------------------------
Available for future grant at June 30, 1996        408,667
- ----------------------------------------------------------------------------------

All of the foregoing options were granted with an exercise price equal to fair market value at the time of grant.

Employee Stock Purchase Plan

In September 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, employees have the opportunity to purchase common stock at 85% of the average market value on the first or last day of the plan period (as defined by the Purchase Plan), whichever is lower, up to specified limits. An aggregate of 300,000 shares may be issued under the Purchase Plan.

401(k) Plan

The Company sponsors an employee savings plan (the Plan) as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees in the U.S. who elect to participate. Participants have the opportunity to invest on a pre-tax basis in a variety of mutual fund options. Effective July 1, 1992, the Company matches 100% of each participants' voluntary contributions up to 3% of gross salary per payroll period. Company contributions vest to the participants in 20% increments for each year of employment, and become fully vested after five years of continuous employment. Company contributions to the Plan were $327,000 and $526,000 for the years ended June 30, 1995 and 1996, respectively.


                                            PAREXEL INTERNATIONAL CORPORATION 29

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



NOTE 12 - INCOME TAXES

Domestic and foreign income (loss) before income taxes for the years ended June 30, 1994, 1995 and 1996 are as follows:

(in thousands)                                                       1994        1995        1996
- ------------------------------------------------------------------------------------------------
Domestic                                                           $2,702    $    350      $5,526
Foreign                                                               794     (10,660)      2,126
- ------------------------------------------------------------------------------------------------
                                                                   $3,496    $(10,310)     $7,652
- ------------------------------------------------------------------------------------------------

The provision for income taxes for the years ended June 30, 1994, 1995 and 1996 are as follows:

(in thousands)                                                      1994        1995        1996
- ------------------------------------------------------------------------------------------------
Current:
   Federal                                                        $  881       $ 274      $2,202
   State                                                             421         192         636
   Foreign                                                           361          78         427
- ------------------------------------------------------------------------------------------------
                                                                   1,663         544       3,265
- ------------------------------------------------------------------------------------------------
Deferred:
   Federal                                                           (55)       (164)       (157)
   State                                                             (18)        (55)        (52)
   Foreign                                                           (17)         (5)         (3)
                                                                     (90)       (224)       (212)
- ------------------------------------------------------------------------------------------------
                                                                  $1,573       $ 320      $3,053
- ------------------------------------------------------------------------------------------------

Income taxes are greater than the amount of income tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes as a result of the following differences:

(in thousands)                                                      1994        1995        1996
- ------------------------------------------------------------------------------------------------
Income tax expense (benefit) at the 34% federal statutory rate    $1,189     $(3,505)     $2,602
State income taxes, net of federal benefit                           282          92         460
Foreign rate differential                                            105        (108)       (234)
Non-deductible amortization of intangible assets                     305         169          45
Non-deductible impairment of assets                                    -       3,348           -
Foreign operating losses without current benefit                       -         334          26
Temporary items without current benefit (reversals)                 (341)          -           -
Other                                                                 33         (10)        154
- ------------------------------------------------------------------------------------------------
                                                                  $1,573     $   320      $3,053
- ------------------------------------------------------------------------------------------------


Temporary items without current benefit relate primarily to book and tax differences between the deductibility of restructuring charges incurred in fiscal 1993.

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Such taxes, if any, are not expected to be significant.


30 PAREXEL INTERNATIONAL CORPORATION

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



Significant components of the Company's net deferred tax asset as of June 30, 1995 and 1996 are as follows:

(in thousands)                                             1995            1996
- -------------------------------------------------------------------------------
Deferred tax assets:
  Foreign loss carryforwards                            $ 6,891         $ 6,048
  Facility and other restructuring costs                    763               -
  Accrued expenses                                          445             497
  Property and equipment                                    703             486
  Allowance for doubtful accounts                           417             491
  Other                                                     118             477
- -------------------------------------------------------------------------------
  Gross deferred tax assets                               9,337           7,999
  Deferred tax asset valuation allowance                 (7,491)         (5,926)
- -------------------------------------------------------------------------------
     Total deferred tax assets                            1,846           2,073
- -------------------------------------------------------------------------------
Deferred tax liabilities:
  Deferred contract profit                                 (463)           (274)
  Other                                                    (289)           (292)
- -------------------------------------------------------------------------------
     Total deferred tax liabilities                        (752)           (566)
- -------------------------------------------------------------------------------
                                                        $ 1,094         $ 1,507
- -------------------------------------------------------------------------------

The net deferred tax assets are included in the consolidated balance sheet as of June 30, 1995 and 1996 as follows:

(in thousands)                                             1995            1996
- -------------------------------------------------------------------------------
Other current assets                                     $  716          $1,255
Other assets                                                378             252
- -------------------------------------------------------------------------------
                                                         $1,094          $1,507
- -------------------------------------------------------------------------------

The net deferred tax asset includes the tax effect of approximately $12 million of pre-acquisition and post-acquisition foreign tax loss carryforwards available to offset future liabilities for foreign income tax. Substantially all of the foreign tax losses are carried forward indefinitely, subject to certain limitations. A valuation allowance has been established for the future foreign income tax benefits primarily related to income tax loss carryforwards and temporary differences based on management's assessment that it is more likely than not that such benefits will not be realized. The ultimate realization of these loss carryforwards is primarily dependent upon the generation of sufficient taxable income in respective foreign jurisdictions, primarily Germany.


                                            PAREXEL INTERNATIONAL CORPORATION 31

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



NOTE 13 - GEOGRAPHIC INFORMATION

The Company's operations involve a single industry segment providing clinical research and development services. The principal financial information by geographic area for the years ended June 30, 1994, 1995 and 1996 is as follows:

(in thousands)                               1994         1995         1996
- ---------------------------------------------------------------------------
Net revenue
   North America                          $37,111     $ 35,037     $ 54,179
   Europe                                  20,891       23,443       32,834
   Asia-Pacific                                 -           93          993
- ---------------------------------------------------------------------------
                                          $58,002     $ 58,573     $ 88,006
- ---------------------------------------------------------------------------
Income (loss) from operations
   North America                          $ 3,908     $  1,166     $  5,405
   Europe                                    (216)     (11,531)       1,266
   Asia-Pacific                                 -            -         (176)
- ---------------------------------------------------------------------------
                                          $ 3,692     $(10,365)    $  6,495
- ---------------------------------------------------------------------------
Identifiable assets
   North America                          $21,349     $ 25,288     $ 77,493
   Europe                                  24,587       17,927       24,752
   Asia-Pacific                                 -           35          156
- ---------------------------------------------------------------------------
                                          $45,936     $ 43,250     $102,401
- ---------------------------------------------------------------------------

NOTE 14 - LEASES

The Company leases its facilities under operating leases which include renewal and escalation clauses. Total rent expense was approximately $3.7 million, $4.3 million and $5.1 million for years ended June 30, 1994, 1995 and 1996, respectively. Future minimum lease commitments due under non-cancelable operating leases and capital lease obligations at each fiscal year end are as follows:

                                          CAPITAL          OPERATING
(in thousands)                             LEASES             LEASES
- --------------------------------------------------------------------
1997                                      $  823             $ 6,170
1998                                         347               6,146
1999                                          28               5,642
2000                                           -               4,013
2001                                           -               3,699
Thereafter                                     -               1,520
- --------------------------------------------------------------------
Total obligations                          1,198             $27,190
- --------------------------------------------------------------------
Less amount representing interest             76
- --------------------------------------------------------------------
                                          $1,122
- --------------------------------------------------------------------

NOTE 15 - RELATED PARTY TRANSACTIONS

Certain of the Company's Directors are affiliated with certain of the Company's customers. Net revenue recognized from these customers was $2.3 million, $3.0 million and $8.1 million in fiscal 1994, 1995 and 1996, respectively. Amounts included in accounts receivable at June 30, 1995 and 1996 were $1.2 million and $1.9 million respectively. Related party amounts included in accounts receivable are on standard terms and manner of settlement.


32 PAREXEL INTERNATIONAL CORPORATION

                              REPORT OF INDEPENDENT
                                  ACCOUNTANTS



To the Board of Directors and Stockholders of PAREXEL International Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of PAREXEL International Corporation and its subsidiaries at June 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP


Boston, Massachusetts
August 22, 1996



                                            PAREXEL INTERNATIONAL CORPORATION 33

                           QUARTERLY OPERATING RESULTS
                          AND COMMON STOCK INFORMATION
                                  (UNAUDITED)

The following is a summary of unaudited quarterly results of operations for the years ended June 30, 1996 and 1995:

                                                            FOR THE YEAR ENDED JUNE 30, 1996
                                               FIRST            SECOND               THIRD            FOURTH
(in thousands, except per share amounts)     QUARTER           QUARTER             QUARTER           QUARTER
- ------------------------------------------------------------------------------------------------------------
Net revenue                                  $17,973    $       20,616      $       22,507    $       26,910
Income from operations                         1,159             1,445               1,736             2,155
Net income                                       742               956               1,297             1,604
Net income per share                         $  0.14    $         0.15      $         0.17    $         0.20
Range of common stock prices (1)                 na     $18.75 - 36.00(2)   $26.00 - 44.50    $37.50 - 55.75

(1) The range of common stock prices is based on the high and low sales price on the Nasdaq National Market for the periods indicated.

(2) Stock prices for the Second Quarter of fiscal 1996 represent the period from the date of the Company's initial offering, November 22, 1995, through December 31, 1995.

                                                         FOR THE YEAR ENDED JUNE 30, 1995
                                                 FIRST        SECOND          THIRD         FOURTH
(in thousands, except per share amounts)       QUARTER       QUARTER        QUARTER        QUARTER
- --------------------------------------------------------------------------------------------------
Net revenue                                    $13,176       $14,281       $ 14,824        $16,292
Income (loss) from operations                   (1,449)          473        (10,370)(3)        981
Net income (loss)                                 (971)          295        (10,637)           683
Net income (loss) per share                    $ (1.16)      $  0.06       $ (12.59)       $  0.13

(3) Includes an $11.3 million non-cash charge due to the write-off of impaired long-lived assets of the Company's German operations.

The Company's common stock is quoted on the Nasdaq National Market under the symbol "PRXL".

34 PAREXEL INTERNATIONAL CORPORATION

                             SELECTED FINANCIAL DATA

                                                                                   FISCAL YEAR ENDED JUNE 30,
(in thousands, except per share data and number of employees)      1992       1993       1994            1995           1996
- ----------------------------------------------------------------------------------------------------------------------------
OPERATIONS
  Net revenue                                                   $45,407    $54,000      $58,002      $ 58,573       $ 88,006
  Income (loss) from operations                                   3,172        298 (1)    3,692       (10,365)(3)      6,495
  Net income (loss)                                               1,536     (2,157)       2,423 (2)   (10,630)         4,599
  Net income (loss) per share                                   $  0.33    $ (2.97)     $  0.44      $ (12.61)      $   0.68

FINANCIAL POSITION
  Cash, cash equivalents and marketable securities              $11,131    $ 8,669      $ 3,066      $  6,815       $ 45,562
  Working capital                                                 5,884      7,161       10,885        11,574         53,428
  Total assets                                                   44,390     45,457       45,936        43,250        102,401
  Long-term debt                                                    790        222          391           633            360
  Stockholders' equity                                           21,807     21,847       25,236        15,524         61,212

OTHER DATA
  Investment in property and equipment                          $ 1,474    $ 1,699      $ 1,979      $  1,460       $  5,039
  Depreciation and amortization                                 $ 2,299    $ 2,511      $ 2,435      $  2,251       $  2,343
  Number of employees                                               647        641          723           726          1,344
  Average common and common equivalent shares(4)                  5,236        727        5,747           843          6,780

(1) Income from operations includes a $3.3 million charge in connection with a restructuring of operations in Germany. See Note 3 entitled "Impairment of Long-Lived Assets" to Consolidated Financial Statements for a description of this matter.

(2) Net income includes $500,000 related to the cumulative effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

(3) Loss from operations includes an $11.3 million non-cash charge due to the write-down of impaired long-lived assets of the Company's German operations. Income from operations on a pro forma basis excluding the impaact of this charge was $303,000. See Note 3 entitled "Impairment of Long-Lived Assets" to Consolidated Financial Statements for a description of this matter.

(4) For the years ended June 30, 1993 and 1995, weighted average common shares outstanding exclude common share equivalents (primarily convertible preferred stock), the inclusion of which would have been anti-dilutive.



                                            PAREXEL INTERNATIONAL CORPORATION 35