Form 10-K, Exhibit 13
period 1997-06-30
PAREXEL INTERNATIONAL CORP
filed 1997-09-29
CIK 799729

                                                                    EXHIBIT 13.1



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a leading contract research organization ("CRO") providing a broad range of knowledge-based product development and product launch services on a contract basis to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company has developed expertise in such disciplines as: clinical trials management, biostatistical analysis and data management, medical marketing, clinical pharmacology, regulatory and medical consulting, information technology, industry training and publishing, and other drug development consulting services. Founded in 1983, the Company has built its business through internal expansion and acquisitions.

The Company's services contracts are generally fixed price with some variable components and range in duration from a few months to several years. A portion of the fee is typically required to be paid at the time the contract is entered into and the balance in installments over the duration of the contract, in some cases on a milestone-achievement basis. Revenue from the contracts is generally recognized on a percentage-of-completion basis as work is performed.

Most of the Company's contracts are terminable upon 60 to 90 days' notice by the client. Clients terminate or delay contracts for a variety of reasons, including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesired clinical results of the product, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment, or production problems resulting in shortages of the drug.

As is customary in the industry, the Company routinely subcontracts with third party investigators in connection with clinical trials and with other third party service providers for laboratory analysis and other specialized services. These and other reimbursable costs are paid by the Company and reimbursed by clients and, in accordance with industry practice, are included in gross revenue. Reimbursed costs vary from contract to contract. Accordingly, the Company views net revenue, which consists of gross revenue less reimbursed costs, as its primary measure of revenue growth.

Direct costs consist of compensation and related fringe benefits for project-related employees, other project-related costs not reimbursed, and allocated facilities and information systems costs. Selling, general, and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, and advertising costs, as well as allocated costs related to facilities and information systems.



GLOBAL OPERATIONS

The following table presents the net revenue by geographic region and the percentage of total net revenue represented by each region for the three years ended June 30, 1997:

($ in thousands)     1997    % OF TOTAL     1996    % OF TOTAL    1995     % OF TOTAL
----------------     ----    ----------     ----    ----------    ----     ----------
North America      $102,913     64.4%      $54,179      61.6%     $35,037       59.8%

Europe               53,599     33.6%       32,834      37.3%      23,443       40.0%

Asia/Pacific          3,167      2.0%          993       1.1%          93        0.2%

Total              $159,679    100.0%      $88,006     100.0%     $58,573      100.0%


The Company's foreign subsidiaries generally enter into contracts denominated in the local currency of the foreign subsidiary. Because expenses of the foreign subsidiaries are generally paid in the local currency, such foreign subsidiaries' local currency earnings are not materially affected by fluctuations in exchange rates. However, changes in the exchange rates between these local currencies and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for the purposes of reporting the Company's consolidated financial results. In cases where the Company contracts for a multi-country clinical trial and a significant portion of the contract expenses are in a currency other than the contract currency, the Company seeks to contractually shift to its client the effect of fluctuations in the relative values of the contract currency and the currency that the expenses are incurred. To the extent the Company is unable to shift to its clients the effects of currency fluctuations, these fluctuations could have a material effect on the Company's results of operations. The Company does not currently hedge against the risk of exchange rate fluctuations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


As the Company conducts operations on a global basis, the Company's effective tax rate has depended, and will continue to depend, upon the distribution of its revenue among geographic locations with varying tax rates.

The Company's results of operations may be affected by changes in the tax rates of the various jurisdictions. In particular, from period to period, as the geographic mix of the Company's results of operations among various tax jurisdictions changes, the Company's effective tax rate may vary significantly.

RESULTS OF OPERATIONS

As an aid to understanding the Company's operating results, the following table indicates the percentage relationships of income and expense items included in the Consolidated Statements of Operations for the three years ended June 30, 1997, and the percentage changes in those items for such years:

                                          PERCENTAGE OF NET REVENUE
                                         FOR THE YEARS ENDED JUNE 30,     PERCENTAGE INCREASE
                                           1997      1996      1995    1996 TO 1997   1995 TO 1996
                                           ----      ----      ----    ------------   ------------

Net revenue                               100.0%    100.0%    100.0%       81.4%          50.3%

Costs and expenses:
   Direct costs                            68.2%     68.3%     71.9%       81.1%          42.7%
   Selling, general and administrative     20.1%     21.6%     22.7%       68.5%          43.1%
   Depreciation and amortization            3.1%      2.7%      3.9%      114.0%           4.1%
   Impairment of long-lived assets           --        --      19.2%         --              *
                                          -----     -----     ------      -----           ----

Income (loss) from operations               8.6%      7.4%    (17.7)%     110.5%             *
                                          =====     =====     ======      =====           ====

 * not meaningful



FISCAL YEAR ENDED JUNE 30, 1997, COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996

Net revenue increased $71.7 million, or 81.4%, from $88.0 million for fiscal 1996 to $159.7 million for 1997. This growth in revenue was primarily attributable to an increase in the volume and average contract value of clinical research projects serviced by the Company and to a lesser extent, the Company's six acquisitions since June 1996. In fiscal 1997, net revenue in North America and in Europe increased $48.7 million and $20.8 million, respectively, over the prior year.

Direct costs increased $48.8 million, or 81.1%, from $60.1 million for fiscal 1996 to $108.9 million for 1997. This increase in direct costs was due to the increase in the number of project-related personnel, hiring, facilities, and information system costs necessary to support the increased level of operations. As a percentage of net revenue, direct costs remained essentially unchanged, decreasing slightly from 68.3% in fiscal 1996 to 68.2% in 1997.

Selling, general, and administrative expenses increased $13.0 million, or 68.5%, from $19.0 million for fiscal 1996 to $32.1 million for 1997. This increase was primarily due to increased costs associated with additional administrative personnel, greater hiring and selling costs, and additional facilities to accommodate the Company's growth. As a percentage of net revenue, selling, general, and administrative expenses decreased from 21.6% in fiscal 1996 to 20.1% in 1997, primarily due to leveraging of infrastructure over an expanding revenue base.

Depreciation and amortization expense increased $2.7 million, or 114.0% from $2.3 million for fiscal 1996 to $5.0 million for 1997. This increase was primarily due to increased capital spending on computer equipment and facilities to support the increase in project-related personnel required to support the increased level of operations.

Income from operations increased $7.2 million, or 110.5%, from $6.5 million for fiscal 1996 to $13.7 million in 1997. As a percentage of net revenue, income from operations increased to 8.6% in fiscal 1997, compared to 7.4% in 1996.

Interest income increased $2.2 million in fiscal 1997 as a result of higher average balances of cash and investments. This increase was due to proceeds from the Company's public offering and cash generated from operations.

The Company's effective income tax rate decreased from 39.9% in fiscal 1996 to 36.0% in fiscal 1997. This decrease was attributable to changes in the mix of taxable income from the different geographic jurisdictions that the Company operated in fiscal 1997 compared to 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


FISCAL YEAR ENDED JUNE 30, 1996, COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

Net revenue increased $29.4 million, or 50.3%, from $58.6 million for fiscal 1995 to $88.0 million for 1996. This net revenue growth was attributable to an increase in the number and average contract value of clinical research projects serviced by the Company, many of which have a multi-national scope.

Direct costs increased $18.0 million, or 42.7%, from $42.1 million for fiscal 1995 to $60.1 million for 1996. This increase in direct costs was due to the increase in the number of project-related personnel, facilities, and information system costs necessary to support the increased level of operations. Direct costs as a percentage of net revenue decreased from 71.9% for 1995 to 68.3% for 1996, primarily due to improved workforce and facility utilization.

Selling, general and administrative expenses increased $5.7 million, or 43.1%, from $13.3 million for fiscal 1995 to $19.0 million for 1996. This increase was primarily due to increased costs associated with additional administrative personnel, greater hiring and selling costs, and additional facilities to support the Company's growth and operation as a publicly held company. Selling, general and administrative expenses as a percentage of net revenue decreased from 22.7% for fiscal 1995 to 21.6% for 1996, primarily due to leveraging of infrastructure over an expanded revenue base.

Depreciation and amortization expense increased $92,000, or 4.1%, from $2.2 million for fiscal 1995 to $2.3 million for 1996. The change resulted from an increase in depreciation associated with increased capital expenditures, offset by a decrease in depreciation and amortization due to the write-down of impaired long-lived assets of the Company's German operations. See Note 3 to the Consolidated Financial Statements entitled, "Impairment of Long Lived Assets." Depreciation and amortization expense in fiscal 1995 includes approximately $588,000 related to long-lived assets which were written-down and did not recur in 1996.

Income from operations for fiscal 1996 was $6.5 million, compared to a loss from operations of $10.4 million for 1995. Results for 1995 included an $11.3 million noncash charge related to the write-down of impaired long-lived assets of the Company's German operations. Income from operations for 1995, excluding the impact of the asset impairment charge, was approximately $303,000.

Interest income increased by $1.1 million in fiscal 1996. This increase resulted from higher average balances of cash and investments due primarily to proceeds from the Company's public offerings in November 1995 and March 1996.

The Company's effective income tax rate was 39.9% for fiscal 1996. The effective tax rate in fiscal 1995, excluding the effect of the $11.3 million noncash, nondeductible write-down due to the impairment of long-lived assets, would have been 89.4%. The effective income tax rate may vary with changes in the mix of taxable income from the different geographic jurisdictions in which the Company operates.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its operations and growth, including acquisition costs, with cash flow from operations and the proceeds from the sale of equity securities. Investing activities primarily reflect capital expenditures for information systems enhancements, leasehold improvements, and net purchases of marketable securities.

The Company's clinical research and development contracts are generally fixed price with some variable components, and range in duration from a few months to several years. The cash flows from contracts typically consists of a down payment required to be paid at the time the contract is entered into and the balance in installments over the contract's duration, in some cases on a milestone-achievement basis. Revenue from contracts is recognized on a percentage-completion basis as the work is performed. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

The Company's cash flow is influenced by the changes in levels of billed and unbilled accounts receivable, net of amounts advance billed representing unearned revenue. As a result, the number of days outstanding in accounts receivable, net of advance billings, and the related dollar values of these accounts can vary due to the achievement of contractual milestones and the timing and size of cash receipts. The number of days revenue outstanding, net of advance billings, was 45 days at June 30, 1997, down from 47 days at June 30, 1996. Accounts receivable, net of the allowance for doubtful accounts, increased from $39.3 million at June 30, 1996, to $63.0 million at June 30, 1997, while advance billings increased from $20.0 million at June 30, 1996, to $32.6 million at June 30, 1997, both consistent with the growth in revenue in fiscal 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Unrestricted cash and cash equivalents increased by $12.1 million during fiscal 1997 as a result of $14.8 million of cash provided by operations and $57.0 million provided by financing activities, offset by $58.7 million of cash used for investing activities and a $968,000 unfavorable effect of exchange rate changes.

Net cash provided by operating activities resulted primarily from net income, excluding noncash expenses, of $15.9 million and increases in advance billings and other current liabilities of $12.2 million and $11.5 million, respectively. Cash used by operating activities included increases in accounts receivable and other current assets of $21.7 million and $2.7 million, respectively.

Financing activities consisted primarily of net proceeds of approximately $57.2 million from the Company's December 1996 follow-on public offering of 2,516,300 shares of common stock net of repayments of long-term debt of $3.4 million. Debt repayments included $2.3 million to retire third party debt assumed during the August 1996 acquisition of State and Federal Associates, Inc.

Investing activities consisted of net purchases of marketable securities of $37.5 million and capital expenditures. The Company has invested approximately $22.0 million in fiscal 1997 for capital expenditures related to facility expansion and investments in information systems technology and expects to invest approximately $25.0 million in the next twelve months.

The Company has domestic and foreign lines of credit with banks totaling approximately $12.5 million, and a capital lease line of credit with a U.S. bank for $2.4 million. At June 30, 1997, the Company had approximately $13.7 million in available credit under these arrangements.

The Company's primary short-term and long-term cash needs are for the payment of the salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures and facility-related expenses. The Company believes that its existing capital resources together with cash flows from operations and borrowing capacity under existing lines of credit, will be sufficient to meet its foreseeable cash needs. In the future, the Company will consider acquiring businesses to enhance its service offerings, therapeutic base, and global presence. Any such acquisitions may require additional external financing, and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Company.

The statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements which involve risks and uncertainties. The Company's actual experience may differ materially from that discussed above. Factors that might cause such a difference include, but are not limited to, the loss or delay of large contracts, the Company's dependence on certain industries and clients and government regulation of such industries and clients, competition or consolidation within the industry, as well as those discussed in "Risk Factors" in the Company's Annual Report on Form 10-K.

INFLATION

The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial condition.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." This statement establishes and simplifies standards for computing and presenting earnings per share. SFAS No. 128 will be effective for the Company's second quarter of fiscal 1998 and requires the restatement of all previously reported earnings per share data presented. Early adoption of this Statement is not permitted. SFAS No. 128 replaces primary and fully diluted earnings per share with basic and diluted earnings per share. The Company expects that basic and diluted earnings per share amounts will not be materially different from the Company's primary and fully diluted earnings per share amounts.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the consolidated financial statements. SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. Both statements are effective for the Company for fiscal 1999.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        FOR THE YEARS ENDED JUNE 30,
(in thousands, except share data)                     1997          1996         1995
                                                   ---------     ---------    ---------
Revenue                                            $ 207,840     $ 121,869     $ 79,928
Reimbursed costs                                     (48,161)      (33,863)     (21,355)
                                                   ---------     ---------     --------
NET REVENUE                                          159,679        88,006       58,573
                                                   ---------     ---------     --------
Costs and expenses:
   Direct costs                                      108,939        60,141       42,140
   Selling, general and administrative                32,055        19,027       13,294
   Depreciation and amortization                       5,014         2,343        2,251
   Impairment of long-lived assets                        --            --       11,253
                                                   ---------     ---------     --------
                                                     146,008        81,511       68,938
                                                   ---------     ---------     --------

INCOME (LOSS) FROM OPERATIONS                         13,671         6,495      (10,365)

Interest income                                        3,465         1,297          213
Interest expense                                        (185)         (162)        (172)
Other income (expense), net                               (7)           22           14
                                                   ---------     ---------     --------
                                                       3,273         1,157           55
                                                   ---------     ---------     --------
Income (loss) before provision for income taxes       16,944         7,652      (10,310)
Provision for income taxes                             6,096         3,053          320
                                                   ---------     ---------     --------

NET INCOME (LOSS)                                  $  10,848     $   4,599     $(10,630)
                                                   =========     =========     ========

Net income (loss) per share                        $    0.57     $    0.34     $  (6.31)
                                                   =========     =========     ========

Weighted average common and common
   equivalent shares outstanding                      18,938        13,560        1,686
                                                   =========     =========     ========


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                              JUNE 30,
($ in thousands, except share data)                                      1997          1996
                                                                      ---------     ---------
ASSETS
Current assets:
   Cash and cash equivalents:
      Unrestricted                                                    $  28,368     $  16,243
      Restricted                                                          1,967           858
   Marketable securities                                                 66,891        29,319
   Accounts receivable, net                                              63,009        39,277
   Other current assets                                                  11,632         6,905
                                                                      ---------     ---------
      Total current assets                                              171,867        92,602
Property and equipment, net                                              27,530         8,193
Other assets                                                              1,604         1,606
                                                                      ---------     ---------
                                                                      $ 201,001     $ 102,401
                                                                      =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Notes payable and current portion of long-term debt                $   1,135     $     762
   Accounts payable                                                       7,999         7,003
   Advance billings                                                      32,592        20,008
   Other current liabilities                                             19,680        11,401
                                                                      ---------     ---------
      Total current liabilities                                          61,406        39,174
Long-term debt                                                               55           360
Other liabilities                                                         1,715         1,655
                                                                      ---------     ---------
      Total liabilities                                                  63,176        41,189
                                                                      ---------     ---------

Commitments and contingencies Stockholders' equity:
Preferred stock - $.01 par value; shares authorized: 5,000,000               --            --
Common stock - $.01 par value; shares authorized:
   50,000,000 at June 30, 1997, and 25,000,000 at June 30, 1996;
   shares issued: 20,066,867 at June 30, 1997, and 15,654,220 at
   June 30, 1996; shares outstanding: 20,037,455 at June 30, 1997,
   and 15,624,808  at June 30, 1996                                         200           156
Additional paid-in capital                                              131,421        66,213
Retained earnings (accumulated deficit)                                   6,977        (5,199)
Cumulative translation adjustment                                          (773)           42
                                                                      ---------     ---------
      Total stockholders' equity                                        137,825        61,212
                                                                      ---------     ---------
                                                                      $ 201,001     $ 102,401
                                                                      =========     =========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                          Convertible
                                        Preferred Stock                Common Stock
                                     ---------------------  ----------------------------------
                                                                                                   Retained
                                                                                     Additional    Earnings         Stock
                                      Number     Issuance     Number        Par        Paid-In   (Accumulated   Subscriptions
($ in thousands, except share data)  of Shares  Price, Net   of Shares     Value       Capital      Deficit)      Receivable
                                    ----------   --------   ----------      ----    -----------     -------         ------
BALANCE AT JUNE 30, 1994             2,327,744   $ 23,683    1,646,090      $ 16    $       350     $ 1,804         $(163)

Shares issued under stock option
  plans                                                         43,972         2             64
Repurchase of common shares                                     (2,746)                     (17)
Proceeds from stock subscriptions
  receivable                                                                                                            6
Foreign currency translation
Net loss                                                                                            (10,630)
                                    ----------   --------   ----------      ----    -----------     -------         ------
BALANCE AT JUNE 30, 1995             2,327,744     23,683    1,687,316        18            397      (8,826)         (157)

Convertible preferred stock issued
  upon exercise of warrants            176,887      1,769
Proceeds from stock subscriptions
  receivable                                                                                                          157
Conversion of preferred stock
  into common upon initial
  public offering                   (2,504,631)   (25,452)   8,956,016        88         25,364
Payment of accrued preferred
  stock dividends                                                                                      (940)
Net proceeds from public offerings                           4,200,000        42         36,845
Shares issued under stock option
  plans                                                        619,840         6            405
Acquisitions                                                   161,636         2            144         (76)
Income tax benefit from exercise
  of stock options                                                                        3,058
Net unrealized gain on marketable
  securities                                                                                             44
Foreign currency translation
Net income                                                                                            4,599
                                    ----------   --------   ----------      ----    -----------     -------         ------
BALANCE AT JUNE 30, 1996                    -          -    15,624,808       156         66,213      (5,199)           -

Net proceeds from public offering                            2,516,300        25         57,161
Shares issued under stock option
  plans                                                        524,122         5          1,427
Shares issued under employee stock
  purchase plan                                                154,384         2          1,743
Income tax benefit from exercise
  of stock options                                                                        4,527
Income tax benefit from
  building acquisition                                                                      320
Net unrealized gain on marketable
  securities                                                                                             97
Acquisitions                                                 1,217,841        12             30       1,231
Foreign currency translation
Net income                                                                                           10,848
                                    ----------   --------   ----------      ----    -----------     -------         ------
Balance at June 30, 1997                    -          -    20,037,455      $200       $131,421     $ 6,977            -
                                    ==========   ========   ==========      ====    ===========     =======         ======

The accompanying notes are an integral part of the consolidated financial statements.

                                                      Total
                                      Cumulative      Stock-
                                      Translation     Holders'
($ in thousands, except share data)   Adjustment      Equity
                                        -------       --------
BALANCE AT JUNE 30, 1994                $ (454)       $ 25,236

Shares issued under stock option
  plans                                                     66
Repurchase of common shares                                (17)
Proceeds from stock subscriptions
  receivable                                                 6
Foreign currency translation               863             863
Net loss                                               (10,630)
                                        ------        --------
BALANCE AT JUNE 30, 1995                   409          15,524

Convertible preferred stock issued
  upon exercise of warrants                              1,769
Proceeds from stock subscriptions
  receivable                                               157
Conversion of preferred stock
  into common upon initial
  public offering                                           -
Payment of accrued preferred
  stock dividends                                         (940)
Net proceeds from public offerings                      36,887
Shares issued under stock option
  plans                                                    411
Acquisitions                                                70
Income tax benefit from exercise
  of stock options                                       3,058
Net unrealized gain on marketable
  securities                                                44
Foreign currency translation              (367)           (367)
Net income                                               4,599
                                        -------       --------
BALANCE AT JUNE 30, 1996                    42          61,212

Net proceeds from public offering                       57,186
Shares issued under stock option
  plans                                                  1,432
Shares issued under employee stock
  purchase plan                                          1,745
Income tax benefit from exercise
  of stock options                                       4,527
Income tax benefit from
  building acquisition                                     320
Net unrealized gain on marketable
  securities                                                97
Acquisitions                                             1,273
Foreign currency translation              (815)           (815)
Net income                                              10,848
                                        -------       --------
Balance at June 30, 1997                $  (773)      $137,825
                                        =======       ========

The accompanying notes are an integral part of the consolidated financial statements.

22 (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     FOR THE YEARS ENDED JUNE 30,
($ in thousands)                                                                   1997          1996         1995
                                                                                ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                             $  10,848     $   4,599     $(10,630)
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
   Depreciation and amortization                                                    5,014         2,343        2,251
   Restructuring transactions                                                          --          (135)        (683)
   Impairment of long-lived assets                                                     --            --       11,253
   Change in assets and liabilities, net of effects from acquisitions:
     Restricted cash                                                               (1,109)          502         (929)
     Accounts receivable, net                                                     (20,727)      (15,086)        (281)
     Other current assets                                                          (2,697)           54       (1,395)
     Other assets                                                                    (882)         (144)         (79)
     Accounts payable                                                                 (50)        4,605          256
     Advance billings                                                              12,168         6,383        3,953
     Other current liabilities                                                     11,473         3,347        1,932
     Other liabilities                                                                782           (18)          56
                                                                                ---------     ---------     ---------
Net cash provided by operating activities                                          14,820         6,450        5,704
                                                                                ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities                                              (118,698)     (131,903)      (3,510)
  Proceeds from sale of marketable securities                                      81,223       104,128        2,710
  Cash related to acquisition activities                                              781            52           --
  Purchase of property and equipment                                              (22,018)       (5,039)      (1,460)
                                                                                ---------     ---------     ---------
Net cash used by investing activities                                             (58,712)      (32,762)      (2,260)
                                                                                ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of convertible preferred stock                                --         1,769           --
  Proceeds from issuance of common stock                                           60,363        37,298           66
  Cash received from stock subscriptions                                               --           157            6
  Purchase of treasury stock                                                           --            --          (17)
  Repayments of long-term debt                                                     (3,378)         (889)        (684)
  Dividends on convertible preferred stock                                             --          (940)          --
                                                                                ---------     ---------     ---------
Net cash provided (used) by financing activities                                   56,985        37,395         (629)
                                                                                ---------     ---------     ---------
Effect of exchange rate changes on unrestricted cash and
    cash equivalents                                                                 (968)         (155)         134
                                                                                ---------     ---------     ---------
Net increase in unrestricted cash and cash equivalents                             12,125        10,928        2,949
Unrestricted cash and cash equivalents at beginning of year                        16,243         5,315        2,366
                                                                                ---------     ---------     ---------
Unrestricted cash and cash equivalents at end of year                           $  28,368     $  16,243     $  5,315
                                                                                =========     =========     =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
   Interest                                                                     $     194     $     165     $    179
   Income taxes                                                                 $   1,226     $   1,649     $    565

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
  Property and equipment acquired under capital lease obligations                      --     $     536     $  1,265
  Income tax benefit from exercise of stock options                             $   4,527     $   3,058           --
  Income tax benefit from building acquisition                                  $     320            --           --


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF BUSINESS

The Company is a leading contract research organization ("CRO") providing a broad range of knowledge-based product development and product launch services on a contract basis to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company has developed expertise in such disciplines as: clinical trials management, biostatistical analysis and data management, medical marketing, clinical pharmacology, regulatory and medical consulting, information technology, industry training and publishing, and other drug development consulting services.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of PAREXEL International Corporation and its wholly-owned domestic and foreign subsidiaries. In fiscal year 1997, the Company's French subsidiary changed its fiscal year end to June 30, which resulted in a 13-month year. The additional month is included in the fiscal year 1997 results of operations and does not materially affect the Company's consolidated financial statements. For fiscal year 1997, the Company's German subsidiary operated on a fiscal year that ended May 31. For fiscal years 1996 and 1995, the Company's German and French subsidiaries operated on a fiscal year that ended May 31. All significant intercompany accounts and transactions have been eliminated.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

REVENUE

Fixed price contract revenue is recognized using the percentage-of-completion method based on the ratio that costs incurred to date bear to estimated total costs at completion. Revenue from other contracts is recognized as services are provided. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract cost estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided in the current period in its entirety. "Unbilled accounts receivable" represents revenue recognized in excess of amounts billed. "Advance billings" represents amounts billed in excess of revenue recognized.

INVESTIGATOR FEES

Investigator fees are accrued as investigator services are rendered. The timing of payments to investigators is determined by reference to predetermined contractual arrangements, which may differ from the accrual of the expense. Payments to investigators in excess of amounts accrued are classified as prepaid expenses included in other current assets, and accrued expenses in excess of amounts paid are classified as other current liabilities.

CASH, CASH EQUIVALENTS, MARKETABLE SECURITIES, AND FINANCIAL INSTRUMENTS

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Marketable securities include securities purchased with original maturities of greater than three months. Cash equivalents and marketable securities are classified as "available for sale" and are carried at fair market value. Any unrealized gains or losses are recorded as part of stockholders' equity. Restricted cash consists of advances and deposits from customers subject to certain restrictions.

The Company occasionally purchases securities with seven-day put options that allow the Company to sell the underlying securities in seven days at par value. The Company uses these derivative financial instruments on a limited basis to shorten contractual maturity dates, thereby managing interest rate risk. Approximately $2.7 million of securities were subject to seven-day put options at June 30, 1997, and $1.0 million at June 30, 1996. The Company does not hold derivative instruments for trading purposes.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially expose the Company to concentrations of credit risk include trade accounts receivable. However, such risk is limited due to the large number of clients and their international dispersion. In addition, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations. One customer accounted for 11% of the Company's consolidated net revenue for the year ended June 30, 1997. No single customer accounted for more than 10% of the Company's consolidated net revenue for the years ended June 30, 1996 and 1995.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to eight years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lease term. Repair and maintenance costs are charged to expense as incurred.

INTANGIBLE ASSETS

Intangible assets consist principally of goodwill, customer lists, covenants not to compete, and other intangible assets attributable to businesses acquired. Goodwill represents the excess of the cost of businesses acquired over the fair value of the related net assets at the date of acquisition. Intangible assets are amortized using the straight-line method over their expected useful lives. Goodwill and other intangibles are currently being amortized over five to ten years.

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

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Deferred income tax expense represents the change in the net deferred tax asset and liability balances.

FOREIGN CURRENCY

Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments are accumulated in a separate component of stockholders' equity. Realized gains and losses recorded in the statements of operations were not material.

NET INCOME (LOSS) PER SHARE

Net income (loss) per share is calculated based on the weighted average number of common shares and common equivalent shares assumed outstanding during the period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, certain common and common equivalent shares issued by the Company during the twelve months immediately preceding the initial filing of the registration statement relating to the Company's initial public offering have been included in the calculation of weighted average shares, using the treasury stock method and the initial public offering price, as if these shares were outstanding for all periods prior to the initial public offering.

STOCK-BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to continue to follow the accounting provisions of Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees," and furnish pro forma disclosures. Since the exercise price of the Company's stock options was equal to the market price of the underlying stock on the date of grant, no compensation expense was recognized.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." This statement replaces primary and fully diluted earnings per share with basic and diluted earnings per share. SFAS No. 128 will be effective for the Company's second quarter of fiscal 1998 and requires the restatement of all previously reported earnings per share data presented. Early adoption of this Statement is not permitted. The Company expects that basic and diluted earnings per share amounts will not be materially different from the Company's primary and fully diluted earnings per share amounts.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the consolidated financial statements. SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. Both statements are effective for the Company for fiscal 1999.

NOTE 3.  IMPAIRMENT OF LONG-LIVED ASSETS

In the third quarter of fiscal 1995, PAREXEL GmbH's operations suffered a decline in net revenue resulting in a net loss for the period. Also during the third quarter, drug development regulations in Germany and Europe were modified and further changes were being contemplated, all of which were expected to have a detrimental impact on PAREXEL GmbH's operations. Considering the cumulative impact of the above-described factors, management assessed the realizability of the long-lived assets of PAREXEL GmbH.

In accordance with its accounting policy for impaired long-lived assets, management prepared a forecast of PAREXEL GmbH's expected future cash flows on an undiscounted basis and without interest charges, based upon assumptions developed by management using PAREXEL GmbH's historical experience as well as the best estimate of future trends and events. The sum of the forecasted cash flows from management's model was less than the carrying amount of PAREXEL's investment in PAREXEL GmbH.

To assess the fair value of PAREXEL GmbH, a discounted cash flow valuation technique was utilized with a discount rate of approximately 19.5% based upon PAREXEL GmbH's calculated cost of capital. The results of this calculation indicated a de minimus valuation; and accordingly, the Company recorded an impairment loss on long-lived assets of $11.3 million in fiscal 1995.

NOTE 4.  ACQUISITIONS

In February 1997, the Company acquired, in separate transactions, RESCON, Inc., a medical marketing consulting business located in the Washington, D.C. area, and Sheffield Statistical Services, Ltd. (S-Cubed), a company located in the United Kingdom that specializes in biostatistical analysis. The Company issued a total of 209,537 shares of common stock in exchange for all the outstanding shares of RESCON and S-Cubed.

In August 1996, the Company acquired, in separate transactions, Lansal Clinical Pharmaceutics, Limited (Lansal), a contract research organization located in Israel, and State and Federal Associates, Inc. (S&FA), a medical marketing business located in the Washington, D.C. area. The Company issued 1,008,304 shares of common stock in exchange for all of the outstanding shares of Lansal and S&FA.

In June 1996, the Company acquired, in separate transactions, Sitebase Clinical Systems, Inc. (Sitebase), a provider of remote data entry technology, and Caspard Consultants (Caspard), a Paris-based biostatistical and data management consulting company. The Company issued a total of 161,636 shares of common stock in exchange for all of the outstanding shares of Sitebase and Caspard.

All of these transactions were accounted for as poolings of interests. The aggregate historical results of operations and financial position of the above acquisitions were not material to the Company's consolidated financial statements. Therefore, prior period amounts have not been restated and results of operations of the acquired companies have been included since the period of acquisition. Pro forma results of the Company, assuming the above acquisitions were made at the beginning of each period presented, would not be materially different from the actual results reported.

NOTE 5.  INVESTMENTS

Available-for-sale securities included in cash and cash equivalents as of June 30, 1997 and 1996, consisted of the following:

($ in thousands)                                     1997                   1996
--------------------------------------------------------------------------------
Money market                                      $   988                $ 2,492
Municipal securities                                1,000                 10,000
Repurchase agreements                              20,210                  1,141
--------------------------------------------------------------------------------
                                                  $22,198                $13,633
--------------------------------------------------------------------------------

Available-for-sale securities included in marketable securities at June 30, 1997, consisted of the following:

                                    AMORTIZED           UNREALIZED               FAIR
($ in thousands)                      COST         GAINS         LOSSES          VALUE
---------------------------------------------------------------------------------------
Municipal securities               $  3,785      $      5       $     (2)      $  3,788
Federal government securities        23,400            --             (1)        23,399
Corporate debt securities            39,565           140             (1)        39,704
---------------------------------------------------------------------------------------
                                   $ 66,750      $    145       $     (4)      $ 66,891
---------------------------------------------------------------------------------------

Available-for-sale securities included in marketable securities at June 30, 1996, consisted of the following:

                                   AMORTIZED           UNREALIZED               FAIR
($ in thousands)                     COST         GAINS         LOSSES          VALUE
---------------------------------------------------------------------------------------
Municipal securities               $ 16,972      $      3       $    (34)      $ 16,941
Federal government securities        10,344            66             (1)        10,409
Corporate debt securities             1,959            10             --          1,969
---------------------------------------------------------------------------------------
                                   $ 29,275      $     79       $    (35)      $ 29,319
---------------------------------------------------------------------------------------

The contractual maturity of available-for-sale securities at June 30, 1997, was $67.3 million within one year, $19.1 million over one year and less than five years, and $2.7 million over five years. Proceeds from the maturities and sales of available-for-sale securities amounted to approximately $1.9 billion for the year ended June 30, 1997, $568 million for the year ended June 30, 1996, and $3 million for the year ended June 30, 1995. Purchases amounted to approximately $1.9 billion for the year ended June 30, 1997, $607 million for the year ended June 30, 1996, and $4 million for the year ended June 30, 1995. Gains and losses realized upon the sale of securities (the cost of which is based upon the specific identification method) were not significant.

NOTE 6.  ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 1997 and 1996, consisted of the following:

($ in thousands)                                     1997                  1996
--------------------------------------------------------------------------------
Billed                                           $ 38,759              $ 21,286
Unbilled                                           26,961                19,490
Allowance for doubtful accounts                    (2,711)               (1,499)
--------------------------------------------------------------------------------
                                                 $ 63,009              $ 39,277
--------------------------------------------------------------------------------

NOTE 7.  PROPERTY AND EQUIPMENT

Property and equipment at June 30, 1997 and 1996, consisted of the following:

($ in thousands)                                             1997           1996
--------------------------------------------------------------------------------
Computer and office equipment                             $22,874        $10,527
Computer software                                           5,304          1,725
Furniture and fixtures                                      8,876          3,058
Leasehold improvements                                      2,286            652
Building                                                    2,757             --
--------------------------------------------------------------------------------
                                                           42,097         15,962
Less accumulated depreciation and amortization             14,567          7,769
--------------------------------------------------------------------------------
                                                          $27,530        $ 8,193
================================================================================


Included in the above amounts is computer and office equipment acquired under capital lease obligations of approximately $3.6 million at June 30, 1997 and 1996. Accumulated depreciation on computer and office equipment under capital leases totaled approximately $2.4 million and $1.8 million at June 30, 1997 and 1996, respectively.

Depreciation and amortization expense relating to property and equipment was approximately $4.9 million, $2.1 million, and $1.7 million for the years ended June 30, 1997, 1996, and 1995, respectively, of which $560,000, $634,000, and
$427,000 related to amortization of property and equipment under capital leases.

NOTE 8.  OTHER CURRENT LIABILITIES

Other current liabilities at June 30, 1997 and 1996, consisted of the following:

($ in thousands)                                         1997               1996
--------------------------------------------------------------------------------
Accrued compensation and withholdings                 $ 8,944            $ 4,281
Accrued investigator fees                                 350              1,565
Other                                                  10,386              5,555
--------------------------------------------------------------------------------
                                                      $19,680            $11,401
================================================================================

NOTE 9.  CREDIT ARRANGEMENTS

The Company has domestic and foreign line of credit arrangements with banks totaling approximately $12.5 million. The lines are collateralized by accounts receivable, payable on demand, and bear interest at varying rates that differ from country to country (resulting in interest rates ranging from 4.9% to 9.5% at June 30, 1997). The lines of credit expire at various dates through April 1998 and are renewable. At June 30, 1997, there was approximately $800,000 outstanding under these lines of credit. There were no amounts outstanding at June 30, 1996.

The Company has a $2.4 million capital lease line of credit with a U.S. bank for the financing of property and equipment. This line is collateralized by property and equipment. Borrowings under this line are payable over a three-year term with interest fixed at the five-year U.S. Treasury note rate plus 2.5% (8.03% at June 30, 1997). This line of credit expires on November 30, 1997, and is renewable annually. Available capacity under this line was approximately $2.0 million at June 30, 1997.

Long-term debt at June 30, 1997 and 1996, consisted of borrowings under the capital lease line. The fair value of debt is estimated based on the market value for similar debt and approximates carrying value at June 30, 1997 and 1996. Aggregate lease obligations bear a weighted average interest rate of approximately 8.3% at June 30, 1997, and 7.9% at June 30, 1996. Long-term debt matures as follows: $26,000 in fiscal 1999 and $29,000 in fiscal 2001.

NOTE 10.  STOCKHOLDERS' EQUITY

On January 28, 1997, the Board of Directors of the Company declared a two-for-one stock split of the Company's common stock, payable in the form of a 100% stock dividend to be distributed to stockholders of record as of the close of business on February 7, 1997. All share and per share data, including stock and stock option, stock purchase plan, and market price information, included in these consolidated financial statements have been restated to reflect the two-for-one stock split.

As of June 30, 1997 and 1996, there were 5 million shares of preferred stock, $0.01 per share, authorized, but none were issued or outstanding. Preferred stock may be issued at the discretion of the Board of Directors (without stockholder approval) with such designations, rights and preferences, as the Board of Directors may determine.

There were 29,412 shares of common stock held in treasury as of June 30, 1997 and 1996, at a cost of $17,430.

NOTE 11.  STOCK AND EMPLOYEE BENEFIT PLANS

COMMON STOCK OPTIONS

In September 1995, the Company adopted the 1995 Stock Plan (1995 Plan), which provides for the grant of incentive stock options for the purchase of up to an aggregate of 1,000,000 shares of common stock to directors, officers, employees, and consultants of the Company. In November 1996, the Company's stockholders approved an increase in the number of shares issuable under the 1995 Plan from 1,000,000 to 2,000,000 shares. The Stock Option Committee of the Board of Directors is responsible for the administration of the Company's stock option plans and determines the term of each option, the option exercise price, number of shares granted, and the rate that options vest. Options generally expire eight to ten years from the date of grant and generally vest over four to five years.


In September 1995, the Company adopted the 1995 Non-Employee Director Stock Option Plan (Director Plan) under which options to purchase an aggregate of 600,000 shares of common stock may be granted to nonemployee directors. On November 21, 1995, nonemployee directors were granted an aggregate of 173,000 options (initial options). The initial options became exercisable on June 30, 1996. Other options granted under the Director Plan vest ratably in three equal annual installments beginning on the first anniversary of the date of grant, subject to certain requirements as defined in the Director Plan.

In September 1995, the Board of Directors voted to grant no further options under the 1986 Incentive Stock Option Plan, the 1987 Stock Plan, and the 1989 Stock Plan and to reduce the number of shares authorized for those plans to the number of options outstanding at that time.

Aggregate stock option activity for the two years ended June 30, 1997, was as follows:

                                                                         WEIGHTED AVERAGE
                                                           OPTIONS         EXERCISE PRICE
                                                           -------         --------------
Outstanding at June 30, 1995                             1,274,906              $    1.59
   Granted                                                 838,000                  13.57
   Canceled                                                (52,146)                  5.03
   Exercised                                              (619,840)                  0.61
                                                         ---------              ---------
Outstanding at June 30, 1996                             1,440,920              $    8.85
   Granted                                                 410,500                  24.38
   Canceled                                                (31,260)                 19.98
   Exercised                                              (524,122)                  2.75
                                                         ---------              ---------
Outstanding at June 30, 1997                             1,296,038              $   15.97
                                                         =========              =========
Exercisable at June 30, 1997                               479,153              $    9.33
                                                         =========              =========
Available for future grant at June 30, 1997              1,431,426
                                                         =========              =========


Summary information related to options outstanding and exercisable as of June 30, 1997, is as follows:

                                            OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                         ---------------------------------------------------------          -----------------------------
                                                   WEIGHTED
                                                   AVERAGE                WEIGHTED                               WEIGHTED
                         OUTSTANDING              REMAINING               AVERAGE           EXERCISABLE          AVERAGE
RANGE OF EXERCISE           AS OF              CONTRACTUAL LIFE           EXERCISE             AS OF             EXERCISE
     PRICES                6/30/97                 (YEARS)                 PRICE              6/30/97             PRICE
-----------------        -----------           ----------------           --------          -----------          --------
  $ 0.30 - 10.00            472,188                 7.07                   $ 6.22             377,136             $ 6.01
   10.01 - 20.00            406,650                 8.79                    18.50              49,750              18.31
   20.01 - 27.25            417,200                 9.30                    24.54              52,267              24.69
  --------------          ---------                 ----                   ------             -------             ------
                          1,296,038                 8.33                   $15.97             479,153             $ 9.33
  ==============          =========                 ====                   ======             =======             ======

The fair value for options granted was estimated at the time of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the two years ended June 30, 1997: Risk free interest rate of 6.17%, dividend yield of 0.0%, volatility factor of the expected market price of the Company's common stock of 45%, and an average expected life of the option of one year from the date of vesting. Under these assumptions, the estimated weighted-average fair value of options granted during the fiscal years ended June 30, 1997 and 1996, was $11.81 and $7.05, respectively.

EMPLOYEE STOCK PURCHASE PLAN

In September 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, employees have the opportunity to purchase common stock at 85% of the average market value on the first or last day of the plan period (as defined by the Purchase Plan), whichever is lower, up to specified limits. An aggregate of 600,000 shares may be issued under the Purchase Plan.

Had compensation cost for the Company's stock options and the Purchase Plan been determined based on the fair value at the date of grant, as prescribed in SFAS 123, the Company's net income and net income per share would have been as follows:

($ in thousands, except per share data)                      1997           1996
---------------------------------------                      ----           ----
Pro forma net income                                      $ 9,058        $ 3,597
Pro forma net income per share                            $  0.48        $  0.27

As stock options vest over several years and additional stock option grants are expected to be made each year, the above pro forma disclosures are not necessarily representative of pro forma effects on reported operations for future years.

401(k) PLAN

The Company sponsors an employee savings plan (the Plan) as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees in the U.S. who elect to participate. Participants have the opportunity to invest on a pre-tax basis in a variety of mutual fund options. The Company matches 100% of each participant's voluntary contributions up to 3% of gross salary per payroll period. Company contributions vest to the participants in 20% increments for each year of employment and become fully vested after five years of continuous employment. Company contributions to the Plan were $1,053,000, $526,000, and $327,000 for the years ended June 30, 1997,
1996, and 1995, respectively.


NOTE 12.  INCOME TAXES

Domestic and foreign income (loss) before income taxes for the three years ended June 30, 1997, are as follows:

($ in thousands)                        1997             1996              1995
----------------                        ----             ----              ----
Domestic                             $10,835         $  5,526          $    350
Foreign                                6,109            2,126           (10,660)
                                     -------         --------          --------
                                     $16,944         $  7,652          $(10,310)
                                     =======         ========          ========


The provision for income taxes for the three years ended June 30, 1997, are as follows:

($ in thousands)                           1997             1996           1995
----------------                           ----             ----           ----
Current:
   Federal                              $ 4,085          $ 2,202          $ 274
   State                                  1,003              636            192
   Foreign                                1,444              427             78
                                        -------          -------          -----
                                          6,532            3,265            544
                                        -------          -------          -----
Deferred:
   Federal                                 (175)            (157)          (164)
   State                                    (67)             (52)           (55)
   Foreign                                 (194)              (3)            (5)
                                        -------          -------          -----
                                           (436)            (212)          (224)
                                        -------          -------          -----
                                        $ 6,096          $ 3,053          $ 320
                                        =======          =======          =====

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate as set forth below:

($ in thousands)                                                  1997         1996         1995
----------------                                                  ----         ----         ----
Income tax expense (benefit) at the federal statutory rate     $ 5,931      $ 2,602      $(3,505)
State income taxes, net of federal benefit                         968          460           92
Foreign rate differential                                          107         (234)        (108)
Utilization of foreign net operating losses carryforwards       (1,118)          --           --
Nondeductible amortization of intangible assets                     45           45          169
Nondeductible impairment of assets                                  --           --        3,348
Foreign operating losses without current benefit                   142           26          334
Other                                                               21          154          (10)
                                                               -------      -------      -------
                                                               $ 6,096      $ 3,053      $   320
                                                               =======      =======      =======


Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Such taxes, if any, are not expected to be significant.

Significant components of the Company's net deferred tax asset as of June 30, 1997 and 1996, are as follows:


($ in thousands)                                            1997           1996
----------------                                            ----           ----
Deferred tax assets:
   Foreign loss carryforwards                            $ 5,173        $ 6,048
   Accrued expenses                                          943            497
   Property and equipment                                     --            486
   Allowance for doubtful accounts                           816            491
   Other                                                     530            477
                                                         -------        -------
   Gross deferred tax assets                               7,462          7,999
   Deferred tax asset valuation allowance                 (3,372)        (5,926)
                                                         -------        -------
      Total deferred tax assets                            4,090          2,073
                                                         -------        -------
   Deferred contract profit                                 (803)          (274)
   Property and equipment                                   (730)            --
   Other                                                     (96)          (292)
                                                         -------        -------
      Total deferred tax liabilities                      (1,629)          (566)
                                                         -------        -------
                                                         $ 2,461        $ 1,507
                                                         =======        =======

The net deferred tax assets are included in the consolidated balance sheet as of June 30, 1997 and 1996, as follows:


($ in thousands)                                          1997              1996
----------------                                          ----              ----
Other current assets                                   $ 3,011            $1,255
Other assets                                                --               252
Other current liabilities                                 (466)               --
Other liabilities                                          (84)               --
                                                       -------            ------
                                                       $ 2,461            $1,507
                                                       =======            ======


The net deferred tax asset includes the tax effect of approximately $11 million of pre-acquisition and post-acquisition foreign tax loss carryforwards available to offset future liabilities for foreign income tax. Substantially all of the foreign tax losses are carried forward indefinitely, subject to certain limitations. A valuation allowance has been established for the future foreign income tax benefits primarily related to income tax loss carryforwards and temporary differences based on management's assessment that it is more likely than not that such benefits will not be realized. Principally due to the use of previously reserved foreign net operating loss carryforwards, the Company's valuation allowance decreased to approximately $3.4 million at June 30, 1997, from approximately $5.9 million at June 30, 1996. The ultimate realization of the remaining loss carryforwards is dependent upon the generation of sufficient taxable income in respective jurisdictions, primarily Germany.

NOTE 13. GEOGRAPHIC INFORMATION

The Company's operations involve a single industry segment providing clinical research and development services. The principal financial information by geographic area for the three years ended June 30, 1997, is as follows:

($ in thousands)                             1997           1996           1995
----------------                             ----           ----           ----
Net revenue:
   North America                         $102,913      $  54,179       $ 35,037
   Europe                                  53,599         32,834         23,443
   Asia/Pacific                             3,167            993             93
                                         --------      ---------       --------
                                         $159,679      $  88,006       $ 58,573
                                         ========      =========       ========
Income (loss) from operations:
   North America                         $  9,859      $   5,405       $  1,166
   Europe                                   3,639          1,266        (11,531)
   Asia/Pacific                               173           (176)            --
                                         --------      ---------       --------
                                         $ 13,671      $   6,495       $(10,365)
                                         ========      =========       ========
Identifiable assets:
   North America                         $170,689      $  77,493       $ 25,288
   Europe                                  29,619         24,752         17,927
   Asia/Pacific                               693            156             35
                                         --------      ---------       --------
                                         $201,001      $ 102,401       $ 43,250
                                         ========      =========       ========


NOTE 14.  LEASES

The Company leases its facilities under operating leases which include renewal and escalation clauses. Total rent expense was approximately $8.0 million, $5.1 million, and $4.3 million for years ended June 30, 1997, 1996, and 1995, respectively. Future minimum lease payments due under noncancelable operating leases and capital lease obligations are as follow:

                                                     CAPITAL            OPERATING
($ in thousands)                                      LEASES               LEASES
----------------                                     -------            ---------
1998                                                    $352              $12,000
1999                                                      26               11,452
2000                                                      --                9,328
2001                                                      30                8,132
2002                                                      --                4,204
Thereafter                                                --                1,033
                                                        ----              -------
Total obligations                                        408              $46,149
                                                        ----              -------
Less amount representing interest                         16
                                                        ----              -------
                                                        $392
                                                        ====              =======


NOTE 15.  RELATED PARTY TRANSACTIONS

Certain of the Company's Directors are related with certain of the Company's customers. Net revenue recognized from these customers was $13.1 million, $8.1 million, and $3.0 million in fiscal 1997, 1996, and 1995, respectively. Amounts included in accounts receivable at June 30, 1997 and 1996, were $3.3 million and $1.9 million, respectively. Related party amounts included in accounts receivable are on standard terms and manner of settlement.

REPORT OF INDEPENDENT ACCOUNTANTS




TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PAREXEL INTERNATIONAL CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of PAREXEL International Corporation and its subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP


Boston, Massachusetts
August 6, 1997

QUARTERLY OPERATING RESULTS & COMMON STOCK INFORMATION (UNAUDITED)


The following is a summary of unaudited quarterly results of operations for the years ended June 30, 1997 and 1996:

                                                      FOR THE YEAR ENDED JUNE 30, 1997
($ in thousands, except share data)   FIRST QUARTER     SECOND QUARTER    THIRD QUARTER   FOURTH QUARTER
-----------------------------------   -------------     --------------    -------------   --------------
Net revenue                          $       33,030     $       37,169   $       42,261   $       47,219
Income from operations                        2,709              3,122            3,656            4,184
Net income                                    1,936              2,273            3,117            3,522
Net income per share                           0.11               0.13             0.15             0.17
Range of common stock prices (1)     $15.50 - 31.50     $22.88 - 31.88   $21.75 - 34.00   $19.50 - 34.00

                                                              FOR THE YEAR ENDED JUNE 30, 1996
($ in thousands, except share data)      FIRST QUARTER    SECOND QUARTER         THIRD QUARTER       FOURTH QUARTER
-----------------------------------      -------------    --------------         -------------       --------------
Net revenue                                    $17,973     $      20,616        $       22,507       $       26,910
Income from operations                           1,159             1,445                 1,736                2,155
Net income                                         742               956                 1,297                1,604
Net income per share                              0.07              0.08                  0.09                 0.10
Range of common stock prices (1)                    na     $9.38 - 18.00(2)     $13.00 - 22.25       $18.75 - 27.88

(1) The range of common stock prices is based on the high and low sales price on the Nasdaq National Market for the periods indicated.

(2) Stock prices for the Second Quarter of fiscal 1996 represent the period from the date of the Company's initial offering, November 22, 1995, through December 31, 1995.

The Company's common stock is quoted on the Nasdaq National Market under the symbol "PRXL."

As of September 19, 1997, there were approximately 77 stockholders of record and approximately 5,500 beneficial stockholders.

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain future earnings for the development and expansion of its business.


SELECTED FINANCIAL DATA

(in thousands, except share data
and number of employees)                 1997         1996         1995            1994            1993
--------------------------------         ----         ----         ----            ----            ----
OPERATIONS
Net revenue                          $159,679     $ 88,006     $ 58,573         $58,002        $ 54,000
Income (loss) from operations          13,671        6,495      (10,365)(3)       3,692             298(1)
Net income (loss)                      10,848        4,599      (10,630)          2,423(2)       (2,157)
Net income (loss) per share          $   0.57     $   0.34     $  (6.31)        $  0.22        $  (1.49)

FINANCIAL POSITION
Cash, cash equivalents and
  marketable securities              $ 95,259     $ 45,562     $  6,815         $ 3,066        $  8,669
Working capital                       110,461       53,428       11,574          10,885           7,161
Total assets                          201,001      102,401       43,250          45,936          45,457
Long-term debt                             55          360          633             391             222
Stockholders' equity                 $137,825     $ 61,212     $ 15,524         $25,236        $ 21,847

OTHER DATA
Investment in property and
  equipment                          $ 22,018     $  5,039     $  1,460         $ 1,979        $  1,699
Depreciation and amortization        $  5,014     $  2,343     $  2,251         $ 2,435        $  2,511
Number of employees                     2,412        1,344          726             723             641

Average common and common
  equivalent shares (4)                18,938       13,560        1,686          11,494           1,454

(1) Income from operations includes a $3.3 million charge in connection with a restructuring of operations in Germany.

(2) Net income includes $500,000 related to the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

(3) Loss from operations includes an $11.3 million noncash charge due to the write-down of impaired long-lived assets of the Company's German operations. Income from operations on a pro forma basis excluding the impact of this charge was $303,000. See Note 3 to Consolidated Financial Statements entitled, "Impairment of Long-Lived Assets," to Consolidated Financial Statements for a description of this matter.

(4) For the years ended June 30, 1993 and 1995, weighted average common shares outstanding exclude common share equivalents (primarily convertible preferred stock), as the inclusion of which would have had an anti-dilutive effect.