Form 10-K, Exhibit 13
period 1998-06-30
PAREXEL INTERNATIONAL CORP
filed 1998-09-25
CIK 799729

EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview
PAREXEL International Corporation (the "Company") is a leading contract research and medical marketing services organization providing a broad range of knowledge-based product development and product launch services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company's primary objective is to help clients quickly obtain the necessary regulatory approvals of their products and, ultimately, optimize the market penetration of those products. The Company's service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, regulatory and medical consulting, performance improvement, industry training and publishing, and other drug development consulting services. Founded in 1983, the Company has built its business through internal expansion and acquisitions.
The Company's contracts are typically fixed price, multi-year contracts that usually require a portion of the fee to be paid at the time the contract is entered into and the balance of the fee paid in installments during the contract's duration.  Net revenue from contracts is
generally recognized on a percentage-of-completion basis as work is performed. Most of the Company's contracts are terminable upon 60 to 90 days' notice by the client.
Clients terminate or delay contracts for a variety of reasons, including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesired clinical results of the product, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment, or production problems resulting in shortages of the drug.
As is customary in the industry, the Company routinely subcontracts with third party investigators in connection with clinical trials and other third party service providers for laboratory analysis and other specialized services.
These and other reimbursable costs, which vary from contract to contract, are paid by the client. The Company recognizes net revenue from its contracts, which excludes reimbursed costs, on a percentage-of-completion basis as work is performed. The Company views net revenue as its primary measure of revenue growth.
Direct costs primarily consist of compensation and related fringe benefits for project-related employees, other project-related costs not reimbursed by the client, and allocated facilities and information systems costs. Selling, general and administrative expenses primarily consist of compensation and related fringe benefits for selling and administrative employees, professional services, and advertising costs, as well as allocated costs related to facilities and information systems.
Global Operations
The following table presents net revenue and the percentage of total net revenue by geographic region for the three years ended
June 30, 1998:
($ in thousands)1998% of Total 1997 % of Total 1996% of Total
North America$175,045 61% $ 118,525     58%$  64,605   52%
Europe      106,619   37%    81,984     40%  59,455    47%
Asia/Pacific  3,778    2%     3,167      2%     993     1%
Total      $285,442  100%  $203,676    100%$125,053   100%

The Company's foreign subsidiaries generally enter into contracts denominated in the local currency of the foreign subsidiary. Because expenses of the foreign subsidiaries are generally paid in the local currency, such foreign subsidiaries' local currency earnings are not materially affected by fluctuations in exchange rates. However, changes in the exchange rates between these local currencies and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for the purposes of reporting the Company's consolidated financial results. In cases where the Company contracts for a multi-country clinical trial and a significant portion of the contract expenses are in a currency other than the contract currency, the Company seeks to contractually shift to its client the effect of fluctuations in the relative values of the contract currency and the currency that the expenses are incurred. To the extent the Company is unable to shift to its clients the effects of currency fluctuations, these fluctuations could have a material effect on the Company's results of operations. The Company does not currently hedge against the risk of exchange rate fluctuations.
As the Company conducts operations on a global basis, the Company's results of operations may be affected by changes in the tax rates of the various jurisdictions in which it conducts such operations. In particular, from period to period, as the geographic mix of the Company's results of operations among various tax jurisdictions changes, the Company's effective tax rate may vary significantly.

Results of Operations
Impact of Acquisition-related and Other Charges
In December 1997, the Company acquired Kemper-Masterson, Inc. ("KMI"); and in March 1998, the Company acquired, in separate transactions, PPS Europe Limited ("PPS"), Genesis Pharma Strategies Limited ("Genesis"), MIRAI B.V. ("MIRAI"), and LOGOS GmbH ("LOGOS") in business combinations accounted for as poolings of interests. The Company's historical consolidated financial statements have been restated to include the financial position and results of operations of KMI, PPS, and MIRAI for all periods prior to the acquisitions. As described in Note 3 and Note 6 to the Consolidated Financial Statements, the Company's results of operations for the year ended June 30, 1998, were significantly impacted by certain acquisition-related and other charges.
These charges included a $4.1 million charge and a $6.2 million charge recorded in the second and third fiscal quarters of 1998, respectively, for legal, accounting, and other transaction-related fees pertaining to the acquisitions, noncash compensation expense related to employee stock options previously granted by KMI and PPS, and an accelerated compensation payment to a PPS executive pursuant to a pre-existing employment agreement.
In addition to these transaction-related costs, the Company also recorded a $1.6 million provision to increase the allowance for doubtful accounts of PPS and MIRAI to conform to the Company's policy and a $1.7 million charge resulting from a change in estimate of the remaining service lives of certain computer equipment arising from integration activities and a company-wide program to upgrade and standardize the Company's information technology platform. The following table represents the effect of such charges:

                               For the years ended June 30,
                       As ReportedAcquisition Charges
Proforma               As Reported
($ in thousands)              1998    1998      1998    1997     1996
Net revenue               $285,442$    $-    285,442  $203,676  $125,053
Costs and expenses:
  Direct costs             185,718      -    185,718   135,048    81,883
  Selling, general         61,036   (1,610)   59,426    43,799    28,499
 and administrative
Depreciation and
 amortization               15,114   (1,684)  13,430     7,710     4,280
  Acquisition-related
 charges                    10,273  (10,273)     -       -       -
Income from operations    $ 13,301 $(13,567)$  26,868 $ 17,119  $ 10,391
Income from operations as     4.7%      -         9.4%  8.4%    8.3%
Net income                $  9,319 $ (10,178)$  19,497  $12,803 $  6,655
Diluted earnings per share    0.38    $  (0.41) $  0.79 $  0.56  $  0.39

Fiscal Year Ended June 30, 1998,
Compared to Fiscal Year Ended June 30, 1997
Net revenue increased by $81.8 million, or 40.1%, from $203.7 million for fiscal 1997 to $285.4 million for fiscal 1998. For fiscal 1998, net revenue from North American, European, and Asian operations increased by $56.5 million, $24.6 million, and $0.6 million, respectively, over the prior year. These increases were primarily attributable to additional offerings in the Company's clinical research and medical marketing services and the initiation of services under contracts awarded subsequent to July 1, 1997. There can be no assurance that the Company can sustain this rate of increase in net revenue from continuing operations in future periods. See "Risk Factors" in the Company's Annual Report on Form 10K for the fiscal year ended June 30, 1998. Direct costs increased by $50.7 million, or 37.5%, from $135.0 million for fiscal 1997 to $185.7 million for fiscal 1998. This increase in direct costs was due to the increase in the number of project-related personnel, hiring expenses, facilities, and information system costs necessary to support the increased level of operations. Direct costs as a percentage of net revenue decreased from 66.3% in 1997 to 65.1% in fiscal 1998.
Selling, general and administrative expenses increased by $17.2 million, from $43.8 million for fiscal 1997 to $61.0 million for fiscal 1998. This increase was due to increased selling and administrative personnel, hiring, and facilities costs, in line with increasing infrastructure to accommodate the Company's growth, and a noncash charge of $1.6 million recorded to increase the allowance for doubtful accounts of recently acquired businesses to conform reserve estimates to the Company's policies. Excluding this $1.6 million adjustment, selling, general and administrative expenses were $59.4 million, an increase of 35.7% over the prior year. As a percentage of net revenue, selling, general and administrative expenses excluding the $1.6 million charge decreased from 21.5% for fiscal 1997 to 20.8% for fiscal 1998.
Depreciation and amortization expense increased by $7.4 million, from $7.7 million for fiscal 1997, to $15.1 million for fiscal 1998. The increase was due to increased capital spending on computer equipment and facilities to support the increase in project-related personnel and a $1.7 million noncash charge to reflect a reduction in expected service lives of certain computer equipment as a result of integration activities of acquired businesses and the Company's program to upgrade and standardize its information technology platform. Excluding this charge, depreciation and amortization expense was $13.4 million, an increase of $5.7 million, or 74.2%, over the prior year. Income from operations for fiscal 1998 includes acquisition-related charges of $10.3 million incurred during the second and third quarters of fiscal 1998 as well as the $1.6 million charge to selling, general and administrative expenses to increase the allowance for doubtful accounts of acquired businesses (see Note 3 to the Consolidated Financial Statements) and a $1.7 million charge to depreciation incurred in the third quarter of fiscal 1998 to reflect the change in useful lives of computer equipment. Excluding the impact of all of these nonrecurring charges, income from operations increased $9.7 million, or 56.9%, from $17.1 million (or 8.4% of net revenue) for fiscal 1997 to $26.9 million (or 9.4% of net revenue) for fiscal 1998. Interest income decreased by $0.5 million from $4.0 million for fiscal 1997 to $3.5 million for fiscal 1998 primarily due to a lower average balance of marketable securities and the transition to tax-exempt securities, which have slightly lower yields.
The Company's effective tax rate was 45.2% for fiscal 1998. Excluding the effect of certain nondeductible permanent acquisition-related charges, the effective income tax rate for fiscal 1998, would have been 36.2% compared to 39.4% for fiscal 1997. This decrease was due to changes in the mix of taxable income from the different jurisdictions in which the Company operates and the impact of tax-exempt interest income from securities held by the Company.



Fiscal Year Ended June 30, 1997,
Compared to Fiscal Year Ended June 30, 1996
Net revenue increased by $78.6 million, or 62.9%, from $125.1 million for fiscal 1996 to $203.7 million for fiscal 1997. This net revenue growth was primarily attributable to an increase in the volume and average contract value of contract services provided by the Company and initiation of services under contracts awarded subsequent to July 1, 1996. In fiscal 1997, net revenue from North American, European, and Asian operations increased $53.9 million, $22.5 million, and $2.2 million, respectively, over the prior year.
Direct costs increased by $53.2 million, or 64.9%, from $81.9 million for fiscal 1996 to $135.0 million for fiscal 1997. This increase in direct costs was due to the increase in the number of project-related personnel, hiring, facilities, and information system costs necessary to support the increased level of operations. As a percentage of net revenue, direct costs increased from 65.5% in fiscal 1996 to 66.3% in fiscal 1997.
Selling, general and administrative expenses increased by $15.3 million, or 53.7%, from $28.5 million for fiscal 1996 to $43.8 million for fiscal 1997. This increase was due to increased selling and administrative personnel hiring and facilities costs, as a result of increasing infrastructure to accommodate the Company's growth. As a percentage of net revenue, selling, general and administrative expenses decreased from 22.8% in fiscal 1996 to 21.5% in fiscal 1997. Depreciation and amortization expense increased by $3.4 million, from $4.3 million for fiscal 1996 to $7.7 million for fiscal 1997. This increase was primarily due to increased capital spending on computer equipment and facilities to support the increase in project-related personnel required to support the increased level of operations.

Income from operations increased $6.7 million, or 64.7%, from $10.4 million for fiscal 1996 to $17.1 million for fiscal 1997. As a percentage of net revenue, income from operations increased to 8.4% for fiscal 1997, from 8.3% for fiscal 1996.
Interest income increased $2.4 million in fiscal 1997 as a result of higher average balances of cash and investments. This increase was due to proceeds from the Company's public offerings in 1996 and 1997 and cash generated from operations.
The Company's effective income tax rate decreased from 40.5% in fiscal 1996 to 39.4% in fiscal 1997. This decrease was attributable to changes in the mix of taxable income from the different geographic jurisdictions that the Company operated in fiscal 1997 compared to fiscal 1996.

Liquidity and Capital Resources
Since its inception, the Company has financed its operations and growth, including acquisition costs, with cash flows from operations and the proceeds from the sale of equity securities. Investing activities primarily reflect capital expenditures for information systems enhancements and leasehold improvements.
The Company's clinical research and development contracts
are generally fixed price with some variable components and range in duration from a few months to several years. The cash flows from contracts typically consist of a down payment required to be paid at the time the contract is entered into and the balance in installments over the contract's duration, usually on a milestone-achievement basis. Revenue from contracts is recognized on a percentage-of-completion basis as the work is performed. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.
The Company's operating cash flow is influenced by changes
in the levels of billed and unbilled receivables and advance billings. These account balances and the number of days revenue outstanding in accounts receivable, net of advance billings, can vary based on contractual milestones and the timing and size of cash receipts. The number of days revenue outstanding in accounts receivable, net of advance billings, was 54 days at June 30, 1998, compared to 42 days at June 30, 1997. This increase in days revenue outstanding was primarily due to the timing of certain project milestone billings and related payments, and a decrease in advance billings. Accounts receivable, net of the allowance for doubtful accounts, increased from $82.8 million at June 30, 1997, to $109.7 million at June 30, 1998. Advance billings decreased from $46.2 million at June 30, 1997, to $45.3 million at June 30, 1998.
During fiscal 1998, unrestricted cash and cash equivalents increased by $2.5 million as a result of $1.0 million and $2.6 million in cash provided by investing activities and financing activities, respectively, and a $0.7 million adjustment for the elimination of net cash activities of acquired companies for duplicated periods offset by $0.7 million of cash used in operating activities and a $1.1 million unfavorable effect of exchange rate changes. Net cash used by operating activities of $0.7 million resulted from net income excluding noncash expenses of $29.2 million, a decrease in restricted cash of $1.2 million, and increases in accounts payable and other current liabilities of $0.5 million and $5.0 million, respectively, offset by increases in accounts receivable, prepaid expenses and other current assets, and other assets of $26.8 million, $7.3 million, and $1.6 million, respectively, and a decrease in advance billings of $0.9 million. Net cash provided by investing activities of $1.0 million consisted primarily of net proceeds from sales of marketable securities of $30.1 million, partially offset by capital expenditures of $27.7 million related to facility expansions and investments in information technology. The Company expects to continue to make significant investments in facility expansion and investments in information systems technology. Financing activities consisted primarily of net proceeds from the issuance of common stock of $4.9 million, partially offset by repayments on lines of credit of $0.9 million and by dividends of $1.3 million paid by acquired companies prior to acquisition.
The Company has domestic and foreign lines of credit with banks totaling approximately $14.8 million, and a capital lease line of credit with a U.S. bank for $2.4 million. At June 30, 1998, the Company had approximately $15.4 million in available credit under these arrangements.
The Company's primary short-term and long-term cash needs are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures, and facility-related expenses. The Company believes that its existing capital resources together with cash flows from operations and borrowing capacity under existing lines of credit will be sufficient to meet its foreseeable cash needs. In the future, the Company will consider acquiring businesses to enhance its service offerings, therapeutic base, and global presence. Any such acquisitions may require additional external financing, and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Company.
The statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements which involve risks and uncertainties. The Company's actual experience may differ materially from that discussed above. Factors that might cause such a difference include, but are not limited to, the loss or delay of large contracts, the Company's dependence on certain industries and clients and government regulation of such industries and clients, competition or consolidation within the industry, as well as those discussed in "Risk Factors" and in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998.

Inflation
The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial condition.
Year 2000
Information systems are an integral part of the services the Company provides. As such, the Company recognizes that it must ensure that its service and operations will not be adversely affected by Year 2000 software and equipment failures (the "Year 2000 Issue"), which can arise from the use of date-dependent systems that utilize only two digits to represent the year applicable to a transaction; for example, "98" to represent "1998" rather than the full four digits. Computer systems so engineered may not operate properly when the last two digits of the year become "00" as will occur on January 1, 2000.
The Company has initiated a four-phase program, led by its Chief Information Officer and a global, cross-functional team, to assess and remediate the effect of the Year 2000 Issue on the Company's operations. As part of this program, the Company is contacting its clients, principal suppliers, and other vendors to assess whether their Year 2000 Issues, if any, will affect the Company. This Company-wide effort began in 1997; and many Year 2000 dependencies have already been identified and addressed through planned systems and infrastructure evolution, replacement, or elimination. The continuing program described below is to assure that the Company identifies and addresses all remaining Year 2000 systems and dependencies well in advance of the millennium change.
The first phase of the program, conducting an inventory of all systems and dependencies that may be affected by the Year 2000 Issue, is substantially complete. The second phase of the program, the assessment and categorization of all the inventoried systems and dependencies by level of priority reflecting their potential impact on business continuation, is underway. Based on this prioritization, the third phase will be to develop detailed plans to address each Year 2000 Issue and a general contingency plan in the event that any noncompliant critical systems remain by January 1, 2000.
While the Company has not yet completed its full assessment of the scope of the Year 2000 Issue facing its systems and dependencies, based on our analysis to date, we do not believe that the costs to be incurred will be material. However, until the full analysis is complete, the Company is unable to provide assurance whether or not future costs will be material. Furthermore, as noted above, the Company is contacting its principal clients, suppliers, and other vendors concerning the state of their Year 2000 compliance. Until that effort is completed, the Company cannot be assured that those other systems are or will be Year 2000 compliant and is unable to estimate at this time the impact on the Company if one or more of those systems is not Year 2000 compliant. For the foregoing reasons, the Company is not able to provide assurance at this time whether the Year 2000 Issues will materially affect its future financial results or financial condition.

Recently Issued Accounting Standards
In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which replaced primary and fully diluted earnings per share with basic and diluted earnings per share. The Company adopted SFAS No. 128 in the second quarter of fiscal 1998 and restated all previously reported earnings per share data.
In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the consolidated financial statements. SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. Both statements are effective for the Company in fiscal 1999. The adoption of the new standards will not have an effect on the Company's financial position or results of operations but will result in additional disclosures.
In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes new standards for the recognition of gains and losses on derivative instruments and provides guidance as to whether a derivative may be accounted for as a hedging instrument. Gain or loss from hedging transactions may be wholly or partially recorded in earnings or comprehensive income as part of a cumulative translation adjustment, depending upon the classification of the hedge transaction. Gain or loss on a derivative instrument not classified as a hedging instrument is recognized in earnings in the period of change. SFAS No. 133 will be effective for the Company beginning in fiscal 2000. The Company does not believe adoption of SFAS No. 133 will have a material impact on its financial position or its results of operations.




CONSOLIDATED STATEMENTS OF OPERATIONS



                                   For the years ended June 30,
($ in thousands, except per share data)      1998      1997      1996
Net revenue                               $285,442  $203,676   $125,053
Costs and expenses:
   Direct costs                            185,718   135,048     81,883
   Selling, general and administrative      61,036    43,799     28,499
   Depreciation and amortization            15,114     7,710      4,280
   Acquisition-related charges (Note 3)     10,273       -            -

                                           272,141   186,557    114,662
Income from operations                      13,301    17,119     10,391
Interest income                              3,511     4,040      1,646
Interest expense                              (195)     (278)      (201)
Other income (expense), net                    382       241       (654)

                                             3,698     4,003        791
Income before provision for income taxes    16,999    21,122     11,182
Provision for income taxes                   7,680     8,319      4,527


Net income                              $    9,319  $ 12,803    $ 6,655


Earnings per share:
   Basic                                $     0.39  $   0.59     $ 0.42
   Diluted                              $     0.38  $   0.56     $ 0.39


Shares used in computing earnings per share:
   Basic                                    23,939    21,628     15,801
   Diluted                                  24,825    22,822     17,255



The accompanying notes are an integral part of the consolidated financial statements.






CONSOLIDATED BALANCE SHEETS

                                         June 30,
($ in thousands, except share data)      1998       1997

Assets
Current assets:
   Cash and cash equivalents:
      Unrestricted                     $ 39,155 $  36,626
      Restricted                            786     1,967
   Marketable securities                 37,479    67,713
   Accounts receivable, net             109,741    82,827
   Prepaid expenses                      11,895     8,882
   Other current assets                  10,674     6,378
      Total current assets               209,730  204,393
Property and equipment, net              45,311    33,508
Other assets                             6,717      2,643
      Total assets                       $261,758$240,544
Liabilities and Stockholders' Equity
Current liabilities:
   Notes payable and current portion     $1,413 $   2,236
   of long-term debt
   Accounts payable                      10,923    10,425
   Advance billings                      45,273    46,170
   Other current liabilities             33,184    31,565
      Total current liabilities          90,793    90,396
Long-term debt                           36           136
Other liabilities                        2,549      2,564
      Total liabilities                 93,378
93,096
Commitments (Note 15)
Stockholders' equity:
Preferred stock - $.01 par value; shares authorized:
   5,000,000; none issued and outstanding  -           -
Common stock - $.01 par value; shares authorized:
   50,000,000 at June 30, 1998 and 1997; shares issued:
   24,657,637 at June 30, 1998, and 24,021,082
at June 30, 1997;
   shares outstanding: 24,628,225 at June 30, 1998,
   and 23,991,670 at June 30, 1997       246          240
Additional paid-in capital               149,921  136,549
Retained earnings                        20,120    11,585
Cumulative translation adjustment        (1,907)    (926)
 Total stockholders' equity             168,380   147,448
 Total liabilities and stockholders'   $261,758  $240,544
 equity

The accompanying notes are an integral part of the consolidated financial statements.




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                         Convertible         Common               Retained                                 Total
                         Preferred Stock     Stock        Additional Earnings   Stock          Cumulative  Stock-          Total
                         Number   Issuance  Number  Par   Paid-In (Accumulated Subscriptions  Translation holders'
                         of shares Price,Netof SharesValueCapital  Deficit)    Receivable     Adjustment  Equity
($ in thousands, except share data)


Balance at June 30, 1995 2,327,744 $ 23,683 4,955,139$51 $  4,237 $ (6,162)   $(157)      $    320     $   21,972

Convertible preferred stock
 issued upon exercise of
 warrants                  176,887    1,769                                                                 1,769
Proceeds from stock subscriptions
 receivable                                                                     157                           157
Conversion of preferred stock
 into common upon initial
 public offering        (2,504,631)(25,452)8,956,016 88    25,364
Payments of accrued
 preferred stock dividends                                            (940)
(940)
Net proceeds from public
 offerings                                 4,200,000 42    36,845                                          36,887
Shares issued under stock
 option plans                                625,620  6       405                                             411
Deferred compensation                                         337                                             337
Income tax benefit from
 exercise of stock options                                  3,058                                           3,058
Acquisitions (Note 3)                        161,636  2       144      (76)                                    70
Dividends paid by acquired
 companies                                                            (657)                                 (657)
Net unrealized gain on marketable
 securities                                                             44                                    44
Foreign currency translation                                                                       25         25
Net income                                                           6,655                                6,655
Balance at June 30, 1996         -   -    18,898,411 189  70,390    (1,136)       -               345    69,788

Net proceeds from public offering          2,516,300  25  57,161                                         57,186
Shares issued under stock option
 and purchase plans                        1,364,898  14   3,354                                          3,368
Deferred compensation                                      1,048                                          1,048
Income tax benefit from exercise
 of stock options                                          4,527                                         4,527
Income tax benefit from
 building acquisition                                        320                                         320
Acquisitions (Note 3)                      1,217,841  12      30    1,231                                1,273
Dividends paid by acquired
 companies                                                         (1,293)                               (1,293)
Elimination of KMI's net activity
 duplicated for the six months
 ended December 31, 1996 (Note 3)            (5,780)        (281)   (117)                                (398)
Net unrealized gain on marketable
 securities                                                           97                                  97
Foreign currency translation
(1,271)       (1,271)
Net income                                                        12,803                                12,803
Balance at June 30, 1997             -    23,991,670 240 136,549  11,585      -               (926)    147,448


Shares issued under stock option
 and purchase plans                       420,120     4   7,803                                                 7,807
Deferred compensation                                     2,198                                       2,198
Income tax benefit from exercise
 of stock options                                         2,400                                       2,400
Acquisitions (Note 3)                     216,435     2   1,227     311                               1,540
Acquisition costs reimbursed by
 shareholders                                               300                                                     300
Elimination of PPS and MIRAI net
 activity duplicated for the six
 months ended November 30 and
 December 31, 1997, respectively (Note 3)                  (556) (1,040)                               (1,596)
Effect of change in fiscal year of
 foreign operation                                                   85                                  85
Net unrealized loss on marketable
 securities                                                        (140)                                 (140)
Foreign currency translation                                                                       (981)  (981)
Net income                                            9,319                9,319
Balance at June 30, 1998            -    24,628,225 $246 $149,921 $20,120        -                   (1,907)     $168,380
The accompanying notes are an integral part of the consolidated financial statements.






CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               For the years ended June 30,
($ in thousands)                                   1998     1997       1996

Cash flows from operating activities:
 Net income                                   $     9,319$  12,803$    6,655
 Adjustments to reconcile net income to net
   cash provided (used) by operating activities:
  Depreciation and amortization                    15,114    7,710    4,280
  Stock compensation charges of acquired companies  4,844    1,048    337
  Change in assets and liabilities, net of effects from
acquisitions:
   Restricted cash                                  1,181      168  (1,597)
   Accounts receivable, net                       (26,829) (27,373) (23,625)
   Prepaid expenses and other current assets       (7,309)  (2,068) (3,865)
   Other assets                                    (1,637)    (192)  (2,013)
   Accounts payable                                    498    (834)   1,543
                                Advance billings     (897)   13,456   16,731
   Other current liabilities                         5,022   16,590    8,480
   Other liabilities                                  (15)     699       987
Net cash provided (used) by operating activities     (709)   22,007    7,913

Cash flows from investing activities:
 Purchase of marketable securities                (118,533)(118,698)(131,903)
 Proceeds from sale of marketable securities       148,634   81,223  104,128
 Purchase of property and equipment                (27,736) (25,112)  (7,461)
 Other investing activities                         (1,377)      781       52

Net cash provided (used) by investing activities      988   (61,806) (35,184)


Cash flows from financing activities:
 Proceeds from issuance of common stock               4,906   60,554   37,298
 Proceeds from issuance of convertible preferred stock     -     -      1,769
 Cash received from stock subscriptions                   -           -   157
 Net proceeds (repayments) under line of credit          (866)   63      619
 Net proceeds (repayments) of long-term debt             (100) (3,464)  (945)
 Dividends paid                                      (1,293)  (1,293)  (1,597)

Net cash provided by financing activities             2,647   55,860   37,301
Elimination of net cash activities of acquired companies
for duplicated periods                                672     (21)        -
Effect of exchange rate changes on unrestricted cash and
cash equivalents                                   (1,069)  (1,289)      349
Net increase in unrestricted                         2,529   14,751   10,379
cash and cash equivalents
Unrestricted cash and cash equivalents              36,626   21,875   11,496
at beginning of year
Unrestricted cash and cash equivalents at end of year$39,155$ 36,626$  21,875


Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Interest                                   $       188$      283$      267
  Income taxes                                $    4,730$     1,909$   3,038

Supplemental disclosure of noncash financing activities:
lease obligations
 Property and equipment acquired under capital         -$      323$      552
 Income tax benefit from exercise of stock options$2,400 $   4,527$    3,058
 Income tax benefit from building acquisition         -$      320       -
 Common stock issued in connection with acquisitions$3,928   -    -


 The accompanying notes are an integral part of the consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Description of Business
The Company is a leading contract research and medical marketing services organization providing a broad range of knowledge-based product development and product launch services to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company has developed expertise in such disciplines as: clinical trials management, biostatistical analysis and data management, medical marketing, clinical pharmacology, regulatory and medical consulting, industry training and publishing, and other drug development consulting services.
Note 2.  Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The consolidated financial statements include the accounts of PAREXEL International Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. In fiscal year 1998, the Company's German subsidiary changed its fiscal year end from May 31 to June 30 in order to conform to the Company's fiscal year end. Results of operations for the month ended June 30, 1998, were credited directly to Retained Earnings. Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.
Revenue
Fixed price contract revenue is recognized using the percentage-of-completion method based on the ratio that costs incurred to date bear to estimated total costs at completion. Revenue from other contracts is recognized as services are provided. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract cost estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided in the current period in its entirety. Unbilled accounts receivable represents revenue recognized in excess of amounts billed. Advance billings represents amounts billed in excess of revenue recognized.

Cash, Cash Equivalents, Marketable Securities, and Financial
Instruments
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Marketable securities include securities purchased with original maturities of greater than three months. Cash equivalents and marketable securities are classified as "available for sale" and are carried at fair market value. Unrealized gains and losses are recorded as part of stockholders' equity. Restricted cash consists of advances and deposits from customers subject to certain restrictions.
The Company occasionally purchases securities with seven-day put options that allow the Company to sell the underlying securities in seven days at par value. The Company uses these derivative financial instruments on a limited basis to shorten contractual maturity dates, thereby managing interest rate risk. Approximately $4.9 million of securities were subject to seven-day put options at June 30, 1998, and $2.7 million at June 30, 1997. The Company does not hold derivative instruments for trading purposes.
The fair values of the Company's financial instruments are not materially different from their carrying amounts at June 30, 1998 and 1997.
Concentration of Credit Risk
Financial instruments which potentially expose the Company to concentrations of credit risk include trade accounts receivable. However, such risk is limited due to the large number of clients and their international dispersion. In addition, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations. One customer accounted for 12% of consolidated net revenue for fiscal 1998. No single customer accounted for more than 10% of the Company's consolidated net revenue in fiscal 1997 and 1996.
Property and Equipment
Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to eight years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lease term. Repair and maintenance costs are expensed as incurred.
Intangible Assets
Intangible assets consist principally of goodwill, customer lists, covenants not to compete, and other intangible assets attributable to businesses acquired. Goodwill represents the excess of the cost of businesses acquired over the fair value of the related net assets at the date of acquisition for acquisitions accounted for under the purchase method. Intangible assets are amortized using the straight-line method over their expected useful lives ranging from five to twenty years.
Intangible assets of $5.2 million and $2.5 million, included in Other Assets, are net of accumulated amortization of $1.7 million and $1.3 million as of June 30, 1998 and 1997, respectively. Amortization expense was $0.4 million, $0.3 million, and $0.3 million for the fiscal years ended June 30, 1998, 1997, and 1996, respectively.
Income Taxes
Deferred income tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Deferred income tax expense represents the change in the net deferred tax asset and liability balances.

Foreign Currency
Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates during the year. Translation adjustments are accumulated in a separate component of stockholders' equity. Realized gains and losses recorded in the statements of operations were not material for each period presented.
Earnings Per Share
Earnings per share has been calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which was adopted as required in fiscal 1998. All previously reported earnings per share data presented herein have been restated. Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares and dilutive common equivalent shares assumed outstanding during the period. Stock-Based Compensation
The Company accounts for employee stock awards using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense is recognized because the exercise price of the Company's stock options was equal to the market price of the underlying stock on the date of grant. The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock-based Compensation," for disclosure only.
Recently Issued Accounting Standards
In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the consolidated financial statements.. SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. Both statements are effective for the Company for fiscal 1999. The adoption of the new standards will not have an effect on the Company's financial position or results of operations but will result in additional disclosures.
In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes new standards for the recognition of gains and losses on derivative instruments and provides guidance as to whether a derivative may be accounted for as a hedging instrument. Gain or loss from hedging transactions may be wholly or partially recorded in earnings or comprehensive income as part of a cumulative translation adjustment, depending upon the classification of the hedge transaction. Gain or loss on a derivative instrument not classified as a hedging instrument is recognized in earnings in the period of change. SFAS No. 133 will be effective for the Company beginning in fiscal 2000. The Company does not believe adoption of SFAS No. 133 will have a material impact on its financial position or its results of operations.
Note 3.  Acquisitions
Fiscal 1998
In March 1998, the Company acquired, in separate transactions, PPS Europe Limited ("PPS"), a leading medical marketing firm based in the United Kingdom, and MIRAI B.V. ("MIRAI"), a full service, pan-European contract research organization based in the Netherlands. The Company issued 2,774,813 shares of common stock in exchange for all of the outstanding ordinary shares of PPS and 134,995 common stock options in exchange for all of the outstanding ordinary share options of PPS. The Company issued 682,345 shares of common stock in exchange for all of the outstanding shares of MIRAI. Both acquisitions were accounted for as poolings of interests. The Company's historical consolidated financial statements have been restated to include the financial position and results of operations of PPS and MIRAI for all periods prior to the acquisitions.
Due to the differing fiscal year ends of PPS (November 30) and MIRAI (December 31), financial information for dissimilar fiscal years has been combined with that of the Company. The consolidated statements of operations of the Company for fiscal 1997 and 1996 combine the Company's results of operations for the years ended June 30, 1997 and 1996, with the results of operations of PPS and MIRAI for their respective fiscal years ended November 30 and December 31, 1997 and 1996.
In March 1998, the Company changed the fiscal year end of PPS from November 30 to May 31 and the fiscal year end of MIRAI from December 31 to June 30. As such, the statement of operations for the fiscal year ended June 30, 1998, includes the results of operations of PPS and MIRAI for the twelve months ended May 31 and June 30, 1998, respectively. As a result of conforming fiscal year ends, the results of operations of PPS and MIRAI for the six months ended November 30 and December 31, 1997, respectively, are duplicated in the combined statements of operations for fiscal 1997 and 1998. Therefore, net income and equity activity for one of the duplicated periods were eliminated from stockholders' equity.
The following represents the duplicated amounts included in
both
the results of operations for fiscal years 1997 and 1998:
($ in thousands)PPS  MIRAI   Total
Net revenue $13,205 $4,891$18,096
Operating income1,553  438  1,991
Net income      697    343  1,040
Also in March 1998 the Company acquired, in separate transactions, Genesis Pharma Strategies Limited ("Genesis"), a physician-focused marketing and clinical communications firm servicing the international pharmaceutical industry, and LOGOS GmbH ("LOGOS"), a provider of regulatory services to pharmaceutical manufacturers. The Company issued a total of 184,819 shares of common stock in exchange for all of the outstanding shares of Genesis and LOGOS. Both acquisitions were accounted for as poolings of interests. The historical results of operations and financial position of Genesis and LOGOS are not material, individually or in aggregate, to the Company's historical financial statements. Therefore, prior period amounts have not been restated and results of operations of Genesis and LOGOS have been included in the consolidated results since acquisition.
In December 1997, the Company acquired Kemper-Masterson, Inc. ("KMI"), a leading regulatory consulting firm based in Massachusetts, in a business combination accounted for as a pooling of interests. The Company issued 581,817 shares of common stock in exchange for all of the outstanding shares of KMI. The Company's historical consolidated financial statements have been restated to include the financial position and results of operations of KMI for all periods prior to the acquisition. In March 1998, the Company changed the fiscal year of KMI from December 31 to June 30. As a result of conforming dissimilar year ends, KMI's results of operations for the six months ended December 31, 1996 (including revenue, operating income, and net income of $5.0 million, $0.2 million, and $0.1 million respectively), were duplicated in the consolidated statements of operations for fiscal 1997 and 1996. Therefore, net income and equity activity for one of the duplicated periods were eliminated from stockholders' equity.

In connection with the acquisitions during fiscal 1998, the Company incurred acquisition-related charges of $10.3 million consisting principally of noncash compensation attributed to stock options of KMI and PPS, granted prior to the acquisition by the Company, an accelerated compensation payment to a PPS executive pursuant to a pre-existing employment agreement, and legal, accounting, and other transaction-related fees. In addition the Company recorded a $1.6 million provision during fiscal 1998 which has been reflected in selling, general and administrative expense in the accompanying consolidated statement of operations to increase the accounts receivable reserves of PPS and MIRAI to conform reserve estimates with the Company policy. Revenue and net income for the previously separate companies are as follows:
      For the six months For the years
       ended December 31, ended June 30,
($ in thousands)   1997    1997       1996
Net revenue:
 PAREXEL      $106,363    $159,679  $ 88,006
 KMI             6,523      10,676     9,355
 PPS            13,205      24,881    18,522
 MIRAI           4,891       8,440     9,170
              $130,982    $203,676  $125,053
Net income:
 PAREXEL     $  4,478    $  10,848 $   4,599
 KMI              724          189        94
 PPS              697        1,201     1,721
 MIRAI            343          565       241
             $  6,242    $  12,803  $  6,655

In September 1997, the Company acquired substantially all of the assets of Perceptive Systems, Inc., a Colorado corporation doing business as Hayden Image Processing Group ("Hayden"), in exchange for 5,035 shares of the Company's common stock. In addition, Hayden will receive three annual contingent payments (not exceeding $0.2 million in aggregate) of the Company's common stock, based on net receipts generated by certain acquired assets. The transaction was accounted for as a purchase.
Fiscal 1997
In February 1997, the Company acquired, in separate transactions, RESCON, Inc., a medical marketing business located in the Washington, D.C. area, and Sheffield Statistical Services, Ltd.("S-Cubed"), a company located in the United Kingdom that specializes in biostatistical analysis. The Company issued a total of 209,537 shares of common stock in exchange for all the outstanding shares of RESCON and S-Cubed. In August 1996, the Company acquired, in separate transactions, Lansal Clinical Pharmaceutics, Limited ("Lansal"), a contract research organization located in Israel, and State and Federal Associates, Inc. ("S&FA"), a medical marketing business located in the Washington, D.C. area. The Company issued 1,008,304 shares of common stock in exchange for all of the outstanding shares of Lansal and S&FA. These transactions were accounted for as poolings of interests. The Company's financial statements were not restated as the historical results of operations of the acquired companies, individually or in aggregate, were not material.
Fiscal 1996
In June 1996, the Company acquired, in separate transactions, Sitebase Clinical Systems, Inc. ("Sitebase"), a provider of remote data entry technology, and Caspard Consultants ("Caspard"), a Paris-based biostatistical and data management consulting company. The Company issued a total of 161,636 shares of common stock in exchange for all of the outstanding shares of Sitebase and Caspard. These transactions were accounted for as poolings of interests. The Company's financial statements were not restated as the historical results of operations of the acquired companies, individually or in aggregate, were not material.

Note 4.  Investments
Available-for-sale securities included in cash and cash
equivalents as of June 30, 1998 and 1997, consisted of the
following:
($ in thousands)        1998     1997
Money market         $  6,119 $    988
Municipal securities      116    1,000
Repurchase agreements  17,785   20,210
                      $24,020  $22,198

Available-for-sale securities included in marketable securities at June 30, 1998 and 1997, consisted of the following:

($ in thousands)                   1998     1997
Municipal securities              $23,146  $ 3,788
Federal government securities       6,747   24,221
Corporate debt securities           7,586   39,704
                                  $37,479  $67,713


Reflected at fair market value, which approximates amortized cost. Unrealized gains and losses as of June 30, 1998 and 1997, were not material.

Note 5.  Accounts Receivable
Accounts receivable at June 30, 1998 and 1997, consisted of
the
following:
($ in thousands)                   1998         1997
Billed                            $ 63,255    $53,939
Unbilled                            51,548     32,272
Allowance for doubtful accounts     (5,062)    (3,384)
                                  $109,741    $82,827

Note 6.  Property and Equipment
Property and equipment at June 30, 1998 and 1997, consisted
of the following:
($ in thousands)                        1998          1997
Computer and office equipment          $40,463    $29,855
Computer software                       11,431      5,351
Furniture and fixtures                  16,303     12,228
Leasehold improvements                   5,278      2,311
Building                                 2,757      2,757
Other                                    2,107      2,065
                                        78,339     54,567
Less accumulated depreciation
  and amortization                      33,028     21,059
                                       $45,311    $33,508

Included in the above amounts is computer and office
equipment acquired under capital lease obligations of $3.9 million at June 30, 1998 and 1997. Accumulated depreciation on computer and office equipment under capital leases
totaled $3.8 million and $2.5 million at June 30, 1998 and
1997, respectively.
Depreciation and amortization expense relating to property
and equipment was $14.7 million, $7.4 million, and $4.0
million for the years ended June 30, 1998, 1997, and 1996, respectively, of which $1.2 million, $0.6 million, and $0.7 million related to amortization of property and equipment under capital leases.
In fiscal 1998, the Company recorded a $1.7 million charge
to depreciation and amortization expense resulting from a change in estimate of the remaining service lives of certain computer equipment arising from integration activities associated with acquisitions and a company-wide program implemented to upgrade and standardize its information technology platform.
Note 7.  Other Current Liabilities
Other current liabilities at June 30, 1998 and 1997,
consisted of the following:
($ in thousands)                          1998             1997
Accrued compensation and withholdings    $11,629         12,420
Income taxes payable                       8,937         4,164
Other                                     12,618         14,981
                                         $33,184        $31,565

Note 8.  Credit Arrangements
The Company has domestic and foreign line of credit arrangements with banks totaling approximately $14.8 million. The lines are collateralized by accounts receivable and fixed assets, are payable on demand, and bear interest at rates ranging from 3.7% to 8.5%. The lines of credit expire at various dates through June 1999 and are renewable. At June 30, 1998 and 1997, $1.3 million was outstanding under these lines of credit and was included in notes payable. At June 30, 1998, $13.5 million was available under these lines of credit.
The Company has a renewable $2.4 million capital lease line of credit with a U.S. bank for the financing of property and equipment. This line is collateralized by property and equipment. Borrowings under this line are payable over a three-year term with interest fixed at the five-year U.S. treasury note rate plus 2.5% (8.03% at June 30, 1998). Available capacity under this line was approximately $2.0 million at June 30, 1998.
Long-term debt at June 30, 1998 and 1997, primarily consisted of borrowings under the capital lease line. The fair value of debt is estimated based on the market value for similar debt and approximates carrying value at June 30, 1998 and 1997. Aggregate lease obligations bear a weighted average interest rate of approximately 8.03% and 8.3% at June 30, 1998 and 1997, respectively. Long-term debt at June 30, 1998, matures as follows: $28,000 in fiscal 2000 and $8,000 in fiscal 2001.
Note 9.  Stockholders' Equity
As of June 30, 1998 and 1997, there were 5 million shares of preferred stock, $0.01 per share, authorized; but none were issued or outstanding. Preferred stock may be issued at the discretion of the Board of Directors (without stockholder approval) with such designations, rights and preferences as the Board of Directors may determine.
There were 29,412 shares of common stock held in treasury as of June 30, 1998 and 1997, at a cost of $17,430.
Note 10.  Earnings Per Share
The following table is a summary of shares used in calculating basic and diluted earnings per share:

                                 For the years ended June 30,
(in thousands)                          1998       1997      1996
Weighted average number of
 shares outstanding, used in
 computing basic earnings
 per share                             23,939    21,628     15,801
Contingently issuable
 common shares                           381       467       371
Dilutive common stock options            505       727       1,083
Shares used in computing
 diluted earnings per share              24,825    22,822   27,255

Note 11.  Stock and Employee Benefit Plans
The Stock Option Committee of the Board of Directors is respon-sible for administration of the Company's stock option plans and determines the term of each option, the option exercise price, the number of option shares granted, and the rate at which options become exercisable.
1998 Stock Plan
In February 1998, the Company adopted the 1998 Nonqualified, Non-Officer Stock Option Plan (the "1998 Plan") which provides for the grant of nonqualified options to purchase up to an aggregate of 500,000 shares of common stock to any employee or consultant of the Company who is not an officer or director of the Company.
1995 Stock Plan
The 1995 Amended and Restated Stock Plan (the "1995 Plan") provides for the grant of incentive stock options to officers and employees of the Company and the grant of nonqualified stock options to employees, consultants, directors, and officers of the Company for the purchase of up to an aggregate of 2,438,334 shares of common stock. Options generally expire eight to ten years from the date of grant and generally vest over four to five years.
In September 1998, the Board of Directors voted to terminate the automatic annual formula grant of options to nonemployee directors and to grant options to nonemployee directors in accordance with a discretionary arrangement.
Employee Stock Purchase Plan
In September 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, employees have the opportunity to purchase common stock at 85% of the average market value on the first or last day of the plan period (as defined by the Purchase
Plan), whichever is lower, up to specified limits. An aggregate of 600,000 shares may be issued under the Purchase Plan.
Stock Options of Acquired Companies
In conjunction with the acquisition of KMI in December 1997, all outstanding options were exercised under the Kemper-Masterson, Inc. Stock Option Plan ("KMI Plan"), which allowed for the grant of stock options for the purchase of up to an aggregate of 138,714 shares of stock; and the KMI Plan was terminated. The stock acquired through exercise of KMI options were subject to repurchase by KMI upon certain events, as specified in the option agreements. Certain options provided KMI the right, but not the obligation, to repurchase shares of stock previously acquired by employees through exercise at a formula price defined in the stock option agreements ("formula options") upon termination of employment. Other options required KMI to repurchase shares of stock previously acquired by employees through exercise at the exercise price ("repurchase options"). All options were granted with an exercise price of $0.17 per share.
The Company has accounted for the KMI Plan as a variable option plan. Aggregate compensation cost was determined for formula options during periods prior to exercise based on the estimated formula value at each balance sheet date and was recognized ratably over the vesting period. Upon exercise, compensation expense was recognized for the difference between the formula value of the stock on the date of exercise and the exercise price. For repurchase options, compensation expense was recognized as the difference between the amount for which the stock was repurchased and the exercise price. Because the exercise price of the options was considered nonsubstantive and the repurchase features lapsed as a result of the acquisition, KMI recorded additional compensation expense of $4.1 million in December 1997 based upon the value of the stock on the date of acquisition.
In conjunction with the acquisition of PPS in March of 1998, outstanding PPS options to purchase 121,121 shares that were previously issued to employees with an exercise price below the estimated fair value on the date of grant became fully vested, in accordance with the PPS stock option agreements. Accordingly, in March 1998, the Company recognized remaining compensation expense of $1.6 million. Compensation expense has been recognized ratably over the two-year vesting period in an amount equal to the difference between the exercise price and the estimated fair value of the underlying ordinary shares on the date of grant. Aggregate compensation expense under the various stock option plans was $5.4 million, $1.0 million, and $0.3 million, for the years ended June 30, 1998, 1997, and 1996, respectively.

Aggregate stock option activity for all plans for the two
years ended June 30, 1998 and 1997, is as follows:
                                 June 30, 1998        June 30, 1997
                                      Weighted Average  Weighted Average
                               Options Exercise PriceOptionsExercise Price
Outstanding at beginning of year1,515,799   $13.762,206,298 $  5.88
   Granted                  1,011,495        29.78 545,495    18.60
   Exercised                (332,174)         6.72(1,204,734)  1.35
   Canceled                 (129,585)        24.27(31,260)    19.98
Outstanding at end of year  2,065,535       $22.131,515,799  $13.76
Options exercisable at end of year606,974   $11.81 594,460  $  7.60
Weighted-average fair value of options granted
$15.28$13.22
Options available for future grant908,521        1,431,426

Summary information related to options outstanding and
exercisable as of June 30, 1998, is as follows:
                          Weighted
                          Average      Weighted               Weighted
           Outstanding   Remaining     Average    Exercisable Average
Range of Exercise          as of   Contractual Life Exercise   as of Exercise
 Prices   June 30, 1998   (Years)       Price    June 30, 1998 Price
$  0.01 - 10.00393,080     5.60      $  4.87       341,977 $  4.53
10.01 - 20.00362,900       5.86        18.48       145,750   18.40
20.01 - 30.00794,830       7.18        25.93       119,247   24.63
30.01 - 35.75514,725       7.13        32.02             -       -
          2,065,535        6.63       $22.13       606,974  $11.81

The fair value for options granted was estimated at the time of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the two years ended June 30, 1998: Risk free interest rates of 5.84% in fiscal year 1998 and 6.18% in fiscal year 1997, dividend yield of 0.0%, volatility factor of the expected market price of the Company's common stock of 45.0%, and an average expected life of the option of one year from the date of vesting.


Had compensation cost for the Company's stock options and the Purchase Plan been determined based on the fair value at the date of grant, as prescribed in SFAS No. 123, the Company's net income and net income per share would have been as follows:

($ in thousands, except per share data)    1998    1997      1996
Pro forma net income                     $8,215  $10,792    $5,373
Pro forma diluted income
  per share                             $ 0.33  $   0.47     $0.31
As stock options vest over several years and additional stock option grants are expected to be made each year, the above pro forma disclosures are not necessarily representative of pro forma effects on results of operations for future years.

Note 12.  401(k) Plan
The Company sponsors an employee savings plan (the "Plan") as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees in the U.S. who elect to participate.
Participants have the opportunity to invest on a pre-tax basis in a variety of mutual fund options. The Company matches 100% of each participant's voluntary contributions up to 3% of gross salary per payroll period. Company contributions vest to the participants in 20% increments for each year of employment and become fully vested after five years of continuous employment. Company contributions to the Plan were $1.4 million, $1.1 million, and $0.5 million, for the years ended June 30, 1998, 1997, and 1996, respectively.

Note 13.  Income Taxes
Domestic and foreign income before income taxes for the three years ended June 30, 1998, is as follows:

($ in thousands)1998   1997  1996
Domestic    $  9,428 $11,961$ 5,187
Foreign        7,571   9,161 5,995
             $16,999 $21,122$11,182

The provision for income taxes for the three years ended
June 30, 1998, are as follows:

($ in thousands)1998   1997  1996
Current:
 Federal      $5,402 $ 4,816$2,364
 State         1,144   1,207   684
 Foreign       3,403   3,411 2,021
               9,949   9,434 5,069
Deferred:
 Federal     (1,122)   (432) (305)
 State         (384)   (146)  (87)
 Foreign       (763)   (537) (150)
             (2,269) (1,115) (542)
             $ 7,680 $ 8,319$4,527

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate as set forth below:

($ in thousands)             1998     1997   1996
Income tax expense computed
 at the federal statutory rate       $5,949  $7,374
$3,803
State income taxes, net of
 federal benefit              494    1,044   474
Foreign rate differential   (141)     (33)   (265)
Utilization of foreign net
 operating loss carryforwards       (1,117)  (1,166)   -
Nondeductible acquisition costs      2,229   191  -
Tax-exempt interest income  (821)      -     -
Nondeductible amortization
 of intangible assets                  46    595  45
Foreign operating losses without
   current benefit            522     142    26
Other                         519     172    444
                           $7,680    $8,319  $4,527

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Such taxes, if any, are not expected to be significant. Significant components of the Company's net deferred tax asset as of June 30, 1998 and 1997, are as follows:
($ in thousands)                      1998   1997
Deferred tax assets:
   Foreign loss carryforwards                $5,725
$5,173
   Accrued expenses                  1,984   1,121
   Allowance for doubtful accounts           1,632     878
   Deferred contract profit                  866  -
   Other                              275    888
   Gross deferred tax assets                 10,482    8,060
   Deferred tax asset valuation allowance    (2,613)
(3,504)
      Total deferred tax assets              7,869     4,556
   Deferred contract profit                  -    (976)
   Property and equipment           (2,271)  (1,108)
   Other                             (153)   (96)
      Total deferred tax liabilities         (2,424)
(2,180)
                                     $5,445  $2,376

The net deferred tax assets are included in the consolidated balance sheets as of June 30, 1998 and 1997, as follows:
($ in thousands)                      1998   1997
Other current assets                         $ 7,869
$3,251
Other assets                           -     226
Other current liabilities            (404)   (466)
Other liabilities                   (2,020)  (635)
                                    $ 5,445  $2,376

The net deferred tax asset includes the tax effect of approximately $12.0 million of pre-acquisition and post-acquisition foreign tax loss carryforwards available to offset future liabilities for foreign income tax. Substantially all of the foreign tax losses are carried forward indefinitely, subject to certain limitations. A valuation allowance has been established for certain of the future foreign income tax benefits primarily related to income tax loss carryforwards and temporary differences based on management's assessment that it is more likely than not that such benefits will not be realized. Principally due to the use of previously reserved foreign net operating loss carryforwards, the Company's valuation allowance decreased to $2.6 million at June 30, 1998, from $3.5 million at June 30, 1997. The ultimate realization of the remaining loss carryforwards is dependent upon the generation of sufficient taxable income in respective jurisdictions, primarily Germany.

Note 14.  Geographic Information
Financial information by geographic area for the three years ended June 30, 1998, is as follows:
($ in thousands)             1998       1997      1996
Net revenue:
   North America           $175,045   $118,525  $64,605
   Europe                  106,619      81,984    59,455
   Asia/Pacific             3,778       3,167        993
                           $285,442     $203,676 $125,053
Income (loss) from operations:
   North America           $    6,334   $   9,073  $5,331
   Europe                   7,266       7,873       5,236
   Asia/Pacific             (299)       173       (176)
                           $  13,301    $17,119   $10,391
Identifiable assets:
   North America           $190,017     $173,866  $85,034
   Europe                  71,514       65,985    50,531
   Asia/Pacific               227       693       156
                           $261,758    $240,544  $135,721


Note 15.  Leases
The Company leases its facilities under operating leases
which include renewal and escalation clauses.  Total rent
expense was $13.9 million, $9.8 million, and $6.6 million
for the years ended June 30, 1998, 1997, and 1996,
respectively.  Future minimum lease payments due under
noncancelable operating leases and capital lease obligations are as follows:
($ in thousands)       Capital Leases                    Operating Leases
1999                       $ 87                             $13,127
2000                         11                              12,797
2001                          3                              10,941
2002                          -                               6,302
2003                          -                               3,679
Thereafter                    -                              18,567
Total obligations           101                             $65,413
Less amount representing interest(7)
                           $ 94

Note 16.  Related Party Transactions
Certain of the Company's Directors are associated with certain of the Company's customers. Net revenue recognized from these customers was $25.2 million, $13.1 million, and $8.1 million in fiscal 1998, 1997, and 1996, respectively. Amounts due from these customers included in accounts receivable at June 30, 1998 and 1997, were $14.3 million and $3.3 million, respectively. Related party amounts included in accounts receivable are on standard terms and manner of settlement.
At June 30, 1998 and 1997, the Company had notes receivable of $1.4 million and $1.3 million, respectively, from a company owned by the former directors of PPS. The notes bear interest at 8.0% and are payable on demand. The Company recorded interest income related to these notes of $0.2 million for each of the years ended June 30, 1998, 1997, and 1996.


REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of PAREXEL
International Corporation

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of PAREXEL International Corporation and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of PPS Europe Limited, a wholly-owned subsidiary, for fiscal years 1997 and 1996, which statements reflect total assets of $26,197,000 at November 30, 1997, and net revenues of $24,881,000 and $18,522,000 for the years ended November 30, 1997 and 1996, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for PPS Europe Limited as of and for the periods described above, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.




Boston, Massachusetts
August 11, 1998






QUARTERLY OPERATING RESULTS & COMMON STOCK INFORMATION (unaudited)

The following is a summary of unaudited quarterly results of operations for the two years ended June 30, 1998 and 1997:


                               For the year ended June 30, 1998
($ in thousands, except share data)
                                First Quarter   Second Quarter   Third Quarter   Fourth Quarter
Net revenue                   $   62,991         $  67,991       $  73,067          $  81,393
Income (loss) from operations(1)   5,830             2,383          (2,454)            7,542
Net income (loss)(1)               4,339             1,903          (2,366)            5,443
Diluted earnings (loss) per share(1)0.18              0.08           (0.10)            0.22
Range of common stock prices(2)$ 31.25 - 44.75$ 28.63 - 43.50$ 30.50 - 41.25 $ 24.75 - 36.75

                               For the year ended June 30, 1997
($ in thousands, except share data)

                               First Quarter   Second Quarter   Third Quarter   Fourth Quarter
Net revenue                   $   42,225         $ 48,164       $53,584             $ 59,703
Income from operations             3,153            3,922         4,626               5,418
Net income                         2,323            2,729         3,645               4,106
Diluted earnings per share          0.11             0.13          0.15                0.17
Range of common stock prices(2)$ 15.50 - 31.50$ 22.88 -31.88$ 21.75 -34.00$  19.50 - 34.00

(1) Excluding acquisition-related and other nonrecurring charges, income from operations was $6.5 million and $7.0 million; net income was $4.0 million and $5.1 million; and diluted earnings per share was $0.19 and $0.21 in the second and third quarters of fiscal 1998, respectively. See Note 3 to the Consolidated
Financial Statements for further discussion.
(2) The range of common stock prices is based on the high and low sales prices on the Nasdaq National Market for the periods indicated.

The Company's common stock is quoted on the Nasdaq National Market under the symbol "PRXL."
As of September 18, 1998, there were approximately 140 stockholders of record and the Company estimates that it has approximately 7,400 beneficial stockholders.

The company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future.
The Company intends to retain future earnings for the development and expansion of its business.

SELECTED FINANCIAL DATA

($ in thousands, except per share data and number of employees)

                                1998     1997    1996      1995   1994

Operations
Net revenue                  $285,442 $203,676$125,053  $89,067 $81,835
Income (loss) from operations13,301(1)  17,119  10,391(8,454)(3)  5,895
Net income (loss)             9,319(1)  12,803   6,655  (9,239)3,929(4)
Diluted earnings       $      0.38(1)  $ 0.56 $  0.39 $ (2.02)(5)$ 0.27
(loss per share)

Financial Position
Unrestricted cash,       $   76,634    $104,339$  52,022$ 12,996$ 4,705
 cash equivalents
 and marketable securities
Working capital               118,937  113,997  55,681   12,456  17,233
Total assets                  261,758  240,544 135,721   67,693  64,411
Long-term debt                     36      136     466      750     436
Stockholders' equity         $168,380 $147,448$  69,788$ 21,972 $30,674

Other Data
Investment in property     $  27,736 $  25,112 $  7,461 $  4,742  $2,204
and equipment
Depreciation and amortization$  15,114(2)$   7,710$   4,280$  3,920$  3,591
Number of employees             3,705    2,928   1,767    1,108   1,057
Shares used in computing       24,825  22,822  17,255  4,580(5)   14,688
Diluted Earnings Per Share


(1)Income from operations for the twelve months ended June 30, 1998, includes
$13.6 million of nonrecurring charges including $10.3 million pertaining to acquisitions made during the fiscal year.  Excluding these charges, income from operations was $26.9 million, net income was $19.5 million, and diluted earnings per share was $0.79.  See Note 3 to the Consolidated Financial
Statements for further discussion.
(2)Depreciation and amortization for the twelve months ended June 30, 1998, include a noncash charge of $1.7 million to reflect the reduced useful lives of certaincomputer equipment as a result of the integration activities associated with acquired companies and the Company's program to upgrade and standardize its information technology platform.
(3)  Loss from operations in fiscal 1995 includes an $11.3 million noncash charge due to the write-down of impaired long-lived assets of the Company's
German operations.
(4)  Net income in fiscal 1994 includes $0.5 million related to the cumulative effect of adopting Statement of Financial Accounting Standards No. 109,
"Accounting for Income Taxes."
(5)  For the year ended June 30, 1995, shares used to compute diluted earnings per share exclude common share equivalents (primarily convertible preferred
stock),   as their inclusion would have anti-dilutive.

